                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

SECTION 240.13e.100.

         Schedule 13E-3 [Section 240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [Section 240.13e-3] thereunder.

                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                             [AMENDMENT NO.________]


                          CAPITAL FACTORS HOLDING, INC.
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                    UNION PLANTERS BANK, NATIONAL ASSOCIATION
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    139905103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

           E. James House, Jr. - 7130 Goodlett Farms Parkway, Memphis,
                        Tennessee 38018 - (901) 580-6596
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

     a. The filing of solicitation materials or an information statement
--- subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
        240.13e-3(c)] under the Securities Exchange Act of 1934.

     b. The filing of a registration statement under the Securities Act of 1933.
---
     c. A tender offer.
---
 X   d. None of the above.
---
     Check the following box if the soliciting materials or information
---  statement referred to in checking box (a) are preliminary copies:


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation*                                      Amount of filing fee
     $16,645,335                                                  $3,329
--------------------------------------------------------------------------------

* The filing fee as calculated in accordance with Rule 0-11 by multiplying the product of cash consideration amount of $17.50 per share and 951,162, the remaining number of shares outstanding not owned by filer, by 1/50 of one percent.

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) --- and identify the filing with which the offsetting fee was previously paid.
     Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________________________________________

Form or Registration No.:_________________________________________________

Filing Party:_____________________________________________________________

Date Filed:_______________________________________________________________

    Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.


ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

(a) Capital Factors Holdings, Inc. ("CFH") is a corporation organized and existing under the laws of the State of Florida. The Company's principal executive offices are located at Suite 500, East Palmetto Park Road, Boca Raton, Florida 33432.

    CFH has three first-tier and three second-tier subsidiaries as shown in the following chart.

                                   [GRAPHIC]

    Capital Factors, Inc. ("Factors") and Capital Tempfunds, Inc. ("Tempfunds"), are principally engaged in providing account receivable-based financing and related fee-based credit, collection and management services. CFH also owns three securitization vehicles and one subsidiary which holds subordinated certificates issued in securitizations.

(b) CFH has authorized 25,000,000 shares of $.01 par value common stock (the "CFH Common Stock") of which 12,309,012 shares were issued and outstanding as of September 30, 1998. As of September 30, 1998, Union Planters Bank, National Association ("UPBNA") owned 11,357,850 shares of CFH Common Stock, or approximately 92.27% of the issued and outstanding shares of CFH Common Stock. Approximately 16 holders of record own the remaining 7.73% of the issued and outstanding shares of CFH Common Stock.

(c) CFH Common Stock is traded on the Nasdaq National Market under the symbol "CAPF." The following table sets forth for the indicated periods, the high and low closing sale prices for CFH Common Stock as reported on the Nasdaq National Market for the indicated periods.

                                              Price Range
                                          --------------------
                                            High         Low
                                          --------    --------
         1998
            First Quarter..........       $19.00       $15.00
            Second Quarter ........        20.00        17.25
            Third Quarter .........        17.78        15.63
            Fourth Quarter (through
            October 22, 1998)......        17.44        16.00
                                           -----        -----

         1997
            First Quarter..........       $15.38       $12.00
            Second Quarter.........        17.75        13.25
            Third Quarter..........        19.38        16.25
            Fourth Quarter.........        19.25        16.00

         1996
            First Quarter..........        $ n/a        $ n/a
            Second Quarter.........          n/a          n/a
            Third Quarter..........        10.38         8.25
            Fourth Quarter.........        13.25         9.88

(d) CFH has not paid any dividends on CFH Common Stock in the past two years.

(e) On July 16, 1996, CFH completed an initial public offering of 2,000,000 shares of CFH Common Stock, at a price of $8.50 per share. On August 2, 1996, the underwriting syndicate exercised its option to acquire an additional 300,000 shares of CFH Common Stock. Prior to the initial public offering, CFH was a wholly-owned subsidiary of Capital Bank. As a result of the initial public offering, Capital Bank's ownership of CFH was reduced to approximately 81%. Capital Bank was the principal banking subsidiary of Capital Bancorp, which Union Planters Corporation ("UPC"), the parent company of UPBNA, acquired on December 31, 1997, pursuant to the merger of Capital Bancorp into Union Planters Holding Corporation ("UPHC"), a wholly-owned subsidiary of UPC. As a result of this acquisition, Capital Bank became a second-tier subsidiary of UPC. Capital Bank was subsequently merged with and into UPBNA on August 1, 1998, and as a result, CFH and its subsidiaries became subsidiaries of UPBNA. UPBNA has also made certain additional unsolicited purchases of CFH Common Stock. A summary of such purchases is set forth in the table below.

(f)


------------------------- -------------------------- -------------------------
    DATE OF PURCHASE          NUMBER OF SHARES           PER SHARE PRICE
------------------------- -------------------------- -------------------------
  August 10, 1998                 500,000                     $17.50
------------------------- -------------------------- -------------------------
  August 18, 1998                 157,700                     $17.50
------------------------- -------------------------- -------------------------
  August 31, 1998                 444,900                     $17.50
------------------------- -------------------------- -------------------------
  September 1, 1998               143,250                     $17.50
------------------------- -------------------------- -------------------------
  September 3, 1998                87,500                     $17.50
------------------------- -------------------------- -------------------------
  September 16, 1998               24,500                     $17.50
------------------------- -------------------------- -------------------------


ITEM 2. IDENTITY AND BACKGROUND

(a) UPBNA is a national banking association, organized and existing under the laws of the United States and is a wholly-owned subsidiary of UPHC, a corporation organized and existing under the laws of the State of Tennessee. UPHC is a wholly-owned subsidiary of UPC, a corporation organized and existing under the laws of the State of Tennessee.

(b) The principal executive offices of UPBNA are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018.

(c) UPBNA was founded in 1869 and provides a diversified range of financial services in the communities in which it operates. As ofSeptember 30, 1998, UPBNA's total assets were $19.8 billion. In addition to UPBNA, UPC operates eight other bank subsidiaries and two savings banks subsidiaries. UPC's total assets at September 30, 1998 were $30.5 billion.

(d) Not Applicable.

(e) During the past five years, none of UPBNA, UPHC, UPC or, to the knowledge of UPBNA, UPHC, and UPC, any director or executive officer thereof, have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(f) None of UPBNA, UPHC, UPC, or, to the knowledge of UPBNA, UPHC, and UPC, any director or executive officer thereof, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or defending any violations with respect to such laws.

(g) Not Applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

(a) (1) Prior to the Merger, CFH had a $150 million credit facility with Capital Bank. CFH expensed interest payments to Capital Bank of $7,391,000 and $5,265,000 on this facility during the periods ended December 31, 1997, and December 31, 1996, respectively. In January 1998, CFH entered into a new $150 million credit facility with UPC

    Prior to the Merger, Capital Bank obtained group medical, dental and life insurance coverage on behalf of CFH. This practice is continued by UPBNA. Premiums are charged to CFH at the same amount as they are assessed to UPBNA, and were formerly to Capital Bank. During 1997 and 1996, CFH paid premiums of $662,075 and $605,227, for its actual portion of such premiums.

    Capital Bank provided approximately $166.5 million and $135.5 million, during 1997 and 1996, respectively, of letters of credit for clients of CFH. CFH paid Capital Bank $315,635 and $224,332, during 1997 and 1996, respectively, for charges related to services performed by Capital Bank for CFH. Fees charged for issuance of letters of credit were paid directly to Capital Bank and amounted to $605,429 and $373,688 in 1997 and 1996, respectively.

    See Response to Items 1(e) and (f).

(b) Not Applicable.

ITEM 4. TERMS OF THE TRANSACTION.

(a) That certain Agreement and Plan of Reorganization by and between UPBNA and CFH, provides for UPBNA's acquisition of 100% of the issued and outstanding shares of CFH Common Stock pursuant to the merger (the "Merger") of CFH with a newly-formed wholly-owned subsidiary of UPBNA ("Merger Sub") to which UPBNA would contribute it's shares of CFH Common Stock prior to the Merger.

    See also "The Merger Agreement" in the Information Statement attached hereto as Exhibit D.

(b) Merger Sub will not receive any consideration in exchange for its shares of CFH Common Stock.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(a) See Response to Item 4(a).

(b) See Response to Item 4(a).

(c) See "The Merger Agreement -- The Surviving Corporation" in the Information Statement attached hereto as Exhibit D.

(d) As a result of the Merger, all outstanding shares of shares of CFH Common Stock held by a holder other than UPBNA or Merger Sub will be canceled.

(e) None.

(f) As a result of the Merger, all shares of CFH Common Stock will be held by UPBNA and CFH will no longer be obligated to file reports under the Exchange Act.

(g) See Response to Item 5(f).

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a) The source of funds to be used in the transaction is working capital of UPBNA. The total amount of funds is $16,645,335 (the product of the remaining issued and outstanding shares of CFH Common Stock not owned by UPBNA multiplied by $17.50 per share).

(b) ESTIMATED FEES AND EXPENSES

    Estimated fees and expenses incurred or to be incurred by the Company and UPBNA in connection with the Merger are approximately as follows:


    ------------------------------------------------------- ------------------
                         EXPENSES AND FEES
    ------------------------------------------------------- ------------------
    Payment of merger consideration (1) ...................   $16,645,335
    ------------------------------------------------------- ------------------
    Advisory fees (2) .....................................        57,500
    ------------------------------------------------------- ------------------
    Legal fees and expenses (3) ...........................        35,000
    ------------------------------------------------------- ------------------
    Accounting fees and expenses ..........................         8,500
    ------------------------------------------------------- ------------------
    Securities and Exchange Commission filing fee .........         3,329
    ------------------------------------------------------- ------------------
    Printing and mailing expenses .........................         7,000
    ------------------------------------------------------- ------------------
    Exchange Agent fees and expenses ......................         1,000
    ------------------------------------------------------- ------------------
    Miscellaneous expenses ................................           500
    ------------------------------------------------------- ------------------
         TOTAL  ...........................................  $ 16,758,164
    ------------------------------------------------------- ------------------

    (1) Includes payment for all outstanding shares of Common Stock other than those owned by UPBNA plus payments in settlement of outstanding stock options in accordance with the Merger Agreement.

    (2) Includes the fees and estimated expenses of Stifel.

    (3) Includes the estimated fees and expenses of counsel for the Company and counsel for UPBNA.

(c) Not applicable.

(d) Not applicable.

ITEM 7.  PURPOSE(s), ALTERNATIVES, REASONS AND EFFECTS

(a) The purpose of the Merger is for UPBNA to acquire all of the issued and outstanding shares of CFH Common Stock at the same price, while ensuring that the interests of minority shareholders are protected.

(b) None.

(c) The management of UPBNA believed the Merger to be the most efficient means of allowing UPBNA to gain 100% control of CFH while protecting the interests of CFH's minority shareholders.

(d) See "Special Factors -- Certain Federal Income Tax Consequences of the Merger" in the Information Statement attached hereto as Exhibit D.

ITEM 8.  FAIRNESS OF THE TRANSACTION

(a) UPBNA reasonably believes that the consideration to be paid to the minority holders of CFH Common Stock is fair from a financial point of view based on
    (i) the opinion of Stifel Nicolaus & Company, Inc. ("Stifel") attached hereto as Exhibit B and the fact that (ii) the per share price of $17.50 is equal to the highest price paid by UPBNA to institutional investors who were holders of CFH Common Stock in purchases of the Common Stock made by UPBNA in unsolicited open market transactions. The Board of Directors of CFH approved the Merger at a meeting duly called and convened on October 16, 1998. Ten of the twelve directors of CFH were present at such meeting, all of whom voted in favor of the Merger.

(b) See "SPECIAL FACTORS" -- Approvals of the Boards of Directors" in the Information Statement attached hereto as Exhibit D.

(c) Approval of at least a majority of unaffiliated holders of CFH Common Stock is not required to consummate the Merger. See also "Special Factors -- Approval of Minority Holders not Required" in the Information Statement attached hereto as Exhibit D.

(d) Stifel has been engaged by UPBNA to render an opinion as to the fairness from a financial point of view of the consideration to be paid to minority holders of CFH Common Stock. The opinion rendered by Stifel has been issued to the Boards of Directors of both UPBNA and CFH. Stifel is not acting solely on behalf of the unaffiliated directors of CFH.

    See also response to Item 9(b)(5).

(e) The Merger was approved at a meeting of the Board of Directors of CFH duly called and convened on October 16, 1998. Seven of the eight non-employee directors were present at that meeting, all of whom voted in favor of the Merger.

(f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

(a) See response to Item 8(d).

(b) (1) Stifel Nicolaus & Company, Incorporated prepared the fairness opinion which is attached hereto as Exhibit B. See also "SPECIAL FACTORS -- Opinion of the Financial Advisor" in the Information Statement attached hereto as Exhibit D.

    (2) See "SPECIAL FACTORS -- Opinion of the Financial Advisor" in the Information Statement attached hereto as Exhibit D.

    (3) The management of UPBNA considered Stifel and one other investment banking firm to render a fairness opinion in connection with the Merger. Management chose Stifel for the following reasons: (i) Stifel is an investment banking and securities firm regularly engaged in the valuation of businesses, and (ii) Stifel has provided similar services to UPC and its subsidiaries in the past and is familiar with the businesses of UPBNA and CFH and its subsidiaries.

    (4) Stifel has provided services to UPC and its subsidiaries in the past. UPC paid fees to Stifel in consideration of such services in such amounts as were customary in the industry at the time.

    (5) Prior to engaging Stifel, UPBNA had determined that the consideration to be paid in the Merger would be $17.50 for each issued and outstanding share of CFH Common Stock not held by UPBNA. The $17.50 price was chosen because it was the price UPBNA had recently paid to institutional holders in the trades referenced in Item 1(f) herein.

(c) The fairness opinion of Stifel shall be made available for inspection and copying at the principal executive offices of UPBNA during its regular business hours by any interested equity security holder of the issuer or his representative who has been so designated in writing. A copy of such report, opinion or appraisal will be transmitted by UPBNA to any interested equity security holder of the issuer or his representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

(a) See Response to Item 1(b).

(b) UPBNA has made six purchases of CFH Common Stock since its Merger with Capital Bank in July 1998. Certain information regarding this purchase is set forth in the chart contained in the response to Item 1(f).

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

None.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

(a) Not applicable.

(b) Not applicable.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

(a) No appraisal rights will be available to holders of CFH Common Stock in relation to the Merger.

(b) Not applicable.

(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION

(a) (1) See pages F-2 through F-17 of the Information Statement attached hereto as Exhibit D.

    (2) See pages F-18 through F-23 of the Information Statement attached hereto as Exhibit D.

    (3)

                                  FOR THE SIX MONTHS        FOR THE YEAR ENDED
                                    ENDED JUNE 30,              DECEMBER 31,
                                -----------------------  -----------------------
                                              (dollars in thousands)
                                ------------------------------------------------
                                  1998        1997           1997         1996
                                -------     -------        -------      --------
        PRE-TAX EARNINGS        $10,538     $ 9,187        $19,601      $19,039
        FIXED CHARGES            17,299      11,357         27,587       20,403
        EARNINGS                 27,837      20,544         47,188       39,442

        FIXED CHARGES            17,299      11,357         27,587       20,403

        RATIO                     1.61x       1.81x          1.71x        1.93x
--------------------------------------------------------------------------------

    (4)

                                          JUNE 30,      DECEMBER 31,
                                       ------------  -----------------
                                            1998            1997
                                       ------------  -----------------
        BOOK VALUE PER SHARE               $6.55            $6.03

(b) (1) Not applicable.

    (2) Not applicable.

    (3) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

(a) None.

(b) None.

ITEM 16. ADDITIONAL INFORMATION

None.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

Furnish a copy of:

(a) Not applicable.

(b) The opinion of Stifel, Nicolaus & Company, Incorporated is attached as Exhibit B.

(c) Not applicable.

(d) The Information Statement to be furnished to Minority Holders is attached as Exhibit D.

(e) Not applicable.

(f) Not applicable.


                                    SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 October 26, 1998
                                                 -------------------------------
                                                                   (Date)

                                                 /s/ E. James House, Jr.
                                                 -------------------------------
                                                                   (Signature)

                                                 E. James House, Jr.
                                                 -------------------------------
                                                 Corporate Secretary
                                                 -------------------------------
                                                                (Name and Title)

                                                                       EXHIBIT B
            [Stifel, Nicolaus & Company, Incorporated Letterhead]




                                                          October 16, 1998



THE BOARD OF DIRECTORS                             THE BOARD OF DIRECTORS
UNION PLANTERS BANK, NATIONAL ASSOCIATION          CAPITAL FACTORS HOLDING, INC.

Gentlemen:

       We understand that Capital Factors Holding, Inc. (the "Company") and Union Planters Bank, National Association ("UPBNA") propose to enter into an Agreement and Plan of Reorganization (the "Merger Agreement"). Pursuant to the Merger Agreement, UPBNA proposes to form a wholly-owned subsidiary ("Merger Sub") to which it will contribute the shares of the common stock of the Company (the "Common Stock") owned by it and then merge (the "Merger") Merger Sub with and into the Company. Upon consummation of the Merger, all of the issued and outstanding shares of the Common Stock will be cancelled and each holder of Common Stock other than UPBNA or Merger Sub will receive $17.50 in cash (the "Cash Consideration") in exchange for each share of Common Stock held by such holder immediately prior to consummation of the Merger. We understand that approximately 92% of the outstanding shares of Common Stock are currently owned by UPBNA.

       You have asked for our opinion as investment bankers, as of the date hereof, as to whether the Cash Consideration to be received by the holders of Common Stock (other than the Common Stock owned directly or indirectly by UPBNA or Merger Sub) pursuant to the Merger is fair to such shareholders from a financial point of view. As you are aware, we did not set or recommend the amount of the Cash Consideration, and we were not retained to nor did we advise the Company with respect to alternatives to the Merger or the Company's underlying decision to proceed with or effect the Merger. Further, we were not requested to nor did we solicit or assist the Company in soliciting indications of interest from third parties for all or any part of the Company.

       In connection with our opinion, we have, among other things:

       1. Reviewed certain publicly available financial and other data with respect to the Company, including its consolidated financial statements, for the 1997, 1996 and 1995 fiscal years and interim periods to June 30, 1998, and certain other relevant financial and operating data relating to the Company made available to us from published sources and from internal records of the Company;

       2. Reviewed the financial terms and conditions set out in the drafts distributed on October 13 of the Merger Agreement, the Information Statement and Schedule 13E-3 Transaction Statement with respect to the Merger;

       3. Reviewed certain publicly available information concerning the trading of, and the trading market for, the Company's Common Stock, including the prices of certain recent purchases of large blocks of the Company's shares from institutional investors by UPBNA;

       4. Compared the Company from a financial point of view with certain other companies in the factoring and commercial finance industries, the securities of which are publicly traded;

       5. Considered the financial terms, to the extent publicly available, of selected recent business combinations involving companies in the factoring and commercial finance industries which we deemed to be comparable, in whole or in part, to the Company;

       6. Considered the financial terms, to the extent publicly available, of selected recent business combinations whereby the buyer owned 75% or more of the capital stock of the seller prior to the combination and as a result of the combination owned 100% of the capital stock of the seller following the combination, which we deemed to be comparable, in whole or in part, to the Merger;

       7. Reviewed and discussed with representatives of management of the Company certain information of a business and financial nature regarding the Company, furnished to us by them, including financial forecasts and related assumptions prepared by management of the Company;

       8. Utilizing the information and forecasts furnished by the Company, in consultation with the Company's management and with the Company's advice and consent, created a 5-year financial projection for use in preparing our opinion; 9. Performed such other analysis and examinations as we deemed appropriate.

       We have relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification, and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections for the years 1998 through 2003 which we developed based on certain forecasts, information and assumptions provided by management and with management's advice and your consent to use such projections in our analysis, we have assumed that the forecasts, information, and assumptions and guidance provided by management have been reasonably prepared and reflect the best currently available estimates and judgement of the Company's management at the time of preparation, and that they and the projections provide a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with a view toward public disclosure. In addition, such forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. With your consent, we have assumed no responsibility or liability for such forecasts or projections. We also assumed that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us and that the aggregate allowances for loan losses are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal, or physical inspection of the Company's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of the Company. With your permission we have assumed no responsibility for any legal and accounting matters relating to UPBNA, the Company, the Merger and the Merger Agreement. We assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Exchange Act, and all other applicable federal and state statutes, rules and regulations. In arriving at our opinion, we have not conducted a physical inspection of the properties or facilities of the Company. We have not made or obtained any evaluations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such appraisals. Our opinion is necessarily based upon market, economic and other conditions as they exist and can only be evaluated as of the date of this letter.

       We have performed various investment banking services for Union Planters Corporation, the parent of UPBNA, from time to time in the past, and expect to render such services to Union Planters Corporation and its subsidiaries and affiliates in the future.

       Based upon and subject to the foregoing and in reliance thereon, it is our opinion as of the date hereof as investment bankers that the Cash Consideration to be received by the holders of Common Stock (other than Common Stock owned directly or indirectly by UPBNA or Merger Sub) as a result of the Merger is fair to such shareholders from a financial point of view.

       This opinion is directed to the Boards of Directors of UPBNA and the Company for their consideration in connection with the financial aspects of the Merger and is not a recommendation to any director as to how such director should vote with respect to the Merger. Further, this opinion addresses only the fairness from a financial point of view of the Cash Consideration to be received by the holders of Common Stock (other than shares of Common Stock owned directly or indirectly by UPBNA or Merger Sub) and does not address the relative merits of the Merger and any effect the Merger may have on the Company or any other aspect of the Merger. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company, any of its assets or minority shares. The Company is authorized to disclose in full and refer to this opinion in any information statement or proxy statement prepared in connection with the Merger, provided that we expressly approve all statements in such documents relating to this opinion. The Company may not disclose, quote, use or refer to this opinion in any manner for any other purpose without our express prior written consent.

                                    Sincerely,

                                    /s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                    STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                                                       EXHIBIT D


                          CAPITAL FACTORS HOLDING, INC.
                             EAST PALMETTO PARK ROAD
                                    SUITE 500
                            BOCA RATON, FLORIDA 33432


                              INFORMATION STATEMENT

                    ----------------------------------------

                                  INTRODUCTION

       Union Planters Bank, National Association, ("UPBNA") the holder of 92.27% of the issued and outstanding shares of the $.01 par value common stock (the "Common Stock") of Capital Factors Holding, Inc., a Florida corporation (the "Company"), is furnishing this Information Statement to the holders (the "Minority Holders") of the remaining 7.73% of the issued and outstanding shares (the "Minority Shares") of the Common Stock, in connection with UPBNA's acquisition of the Minority Shares. UPBNA's acquisition is to be effected pursuant to the merger (the "Merger") of the Company with CFH Acquisition Company, Inc. ("Merger Sub") a newly-formed, wholly-owned subsidiary of UPBNA, with the Company as the surviving corporation (the "Surviving Corporation") resulting from the Merger. Upon consummation of the Merger, each Minority Holder will receive a cash payment of $17.50 (the "Cash Payment Amount"), without interest, for each Minority Share held by such holder. The terms of the Merger are more fully described herein and in the Agreement and Plan of Reorganization by and between the Company and UPBNA (the "Merger Agreement") and the related plan of merger attached as Appendices A and B hereto, respectively. The Boards of Directors of UPBNA and the Company have received an opinion of Stifel Nicolaus & Company, Incorporated ("Stifel") that the Cash Payment Amount is fair, from a financial point of view, to the Minority Holders. This opinion is attached as Appendix C to this Information Statement.

       The Boards of Directors of UPBNA and the Company have approved the Merger. Approval of the Minority Holders is not required for consummation of the Merger and the Minority Holders have no dissenters' rights in connection with the Merger.

   THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION
   CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

           The date of this Information Statement is October 26, 1998

                              AVAILABLE INFORMATION

       UPBNA has filed with the Securities and Exchange Commission (the "Commission") a Schedule 13E-3 Transaction Statement (including any amendments thereto, the "Schedule 13E-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Merger. This Information Statement does not contain all the information set forth in the Schedule 13E-3 and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

       The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, information statements and other information with the Commission.

       The Schedule 13E-3 and the respective exhibits thereto, as well as such reports, information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the Commission's Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of such site is http://www.sec.gov. The Common Stock is traded on the Nasdaq National Market under the symbol "CAPF" and certain of the Company's reports, proxy materials and other information are available at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                                TABLE OF CONTENTS

                                                                           PAGE
SUMMARY..................................................................... 1

SPECIAL FACTORS............................................................. 5
       Background of the Merger............................................. 5
       Approvals of the Boards of Directors................................. 5
       Approval of Minority Holders Not Required............................ 6
       Opinion of the Financial Adviser..................................... 6
       Certain Effects of the Merger........................................10
       Interests of Certain Persons in the Merger...........................10
       Certain Federal Income Tax Consequences of the Merger................10
       Accounting Treatment of the Merger...................................11
       Certain Litigation...................................................11
       Regulatory Approvals.................................................11

THE MERGER AGREEMENT........................................................12
       General..............................................................12
       Effective Time of the Merger.........................................12
       The Surviving Corporation............................................12
       Consideration to be Received by Shareholders of the Company..........12
       Treatment of Options.................................................13
       Representations and Warranties.......................................13
       Covenants............................................................14
       Conditions to Consummation of the Merger.............................14
       Termination..........................................................14
       Expenses.............................................................14
       Amendments...........................................................15
       Estimated Fees and Expenses..........................................15

MARKET PRICES FOR THE COMMON STOCK..........................................16

THE COMPANY.................................................................17
       General..............................................................17
       Initial Public Offering and Acquisition of Stock by UPBNA............17
       Payment of Dividends.................................................17

RATIO EARNINGS TO FIXED CHARGES.............................................18

BOOK VALUE PER SHARE........................................................18

CERTAIN INFORMATION CONCERNING UPBNA AND MERGER SUB.........................19
       UPBNA................................................................19
       Merger Sub...........................................................19
       Certain Transactions.................................................19

INDEPENDENT AUDITORS........................................................20

INDEX TO FINANCIAL STATEMENTS...............................................F-1

APPENDIX A:  Merger Agreement

APPENDIX B:  Plan of Merger by and between Capital Factors Holding, Inc. and CFH
             Acquisition Company, Inc.

APPENDIX C:  Opinion of Stifel Nicolaus & Company, Inc.

                                     SUMMARY

       The following is a summary of certain information contained elsewhere in this Information Statement. The following summary is not intended to be a complete description of the matters covered in this Information Statement and is subject to and qualified in its entirety by reference to the more detailed information contained elsewhere in this Information Statement, including the Appendices hereto. Shareholders are urged to read carefully the entire Information Statement, including the Appendices.

GENERAL

Structure of the Merger................Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company being the Surviving Corporation and becoming a wholly-owned subsidiary of
                                       UPBNA. Each of the Minority Shares will be converted into the right to receive the Cash
                                       Payment Amount of $17.50 in cash, without interest. Each outstanding share of Common
                                       Stock beneficially owned by UPBNA or held by the Company as treasury stock will be canceled without consideration. Each outstanding share of common stock, $1.00 par value, of Merger Sub will be converted into one share of common stock of the Surviving
                                       Corporation. Each outstanding option to purchase shares of Common Stock ("CFH Options")
                                       held by an employee of CFH or any of its subsidiaries, with an exercise price below the
                                       Cash Payment Amount of $17.50, will be converted into options to purchase the $5.00 par value common stock ("UPC Common Stock") of Union Planters Corporation, the parent company of UPBNA ("UPC"). Certain CFH Options held by directors of CFH will be canceled prior to the effective time of the Merger in exchange for a cash payment equal to the difference (if positive) between the Cash Payment Amount and the exercise price of such options. See "SPECIAL FACTORS-- Interests of Certain Persons in the Merger" and "THE
                                       MERGER AGREEMENT."

Plans for the Company After the
Merger.................................Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of UPBNA.  It is anticipated that the Company and its subsidiaries will maintain their current corporate structure and the Company's operations will remain substantially unchanged, with the exception that the current Board of Directors of the Company will be replaced with a board consisting solely of officers of UPBNA.
                                       See  "THE MERGER AGREEMENT - The Survivng Corporation."Certain Effects of the Merger
                                       As a result of the Merger, the entire equity interest in the Company will be beneficially owned by UPBNA. Therefore, following the Merger, the Minority Holders will no longer have an equity interest in the Company.  Instead, each Minority
                                       Holder will have only the right to receive the Cash Payment Amount for each share of
                                       Common Stock held by such holder. At the time that the Merger is consummated, UPBNA intends to cause the Company to terminate the registration of the Common Stock under the Exchange Act and its obligation to file reports, information statements and other information with the Commission. In addition, UPBNA intends to cause the
                                       Company to terminate its listing of shares for trading on the Nasdaq National
                                       Market.  See "SPECIAL FACTORS -- Certain Effects of the Merger."

Opinion of the Financial Advisor.......Stifel, a nationally recognized investment banking firm, has rendered its written opinion to the Boards of Directors of UPBNA and the Company,

                                       to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the Cash Payment Amount is fair, from a financial point of view, to the Minority Holders.  The full text of Stifel's written opinion, dated as of October 16, 1998, which sets forth the assumptions made, procedures followed, matters considered and limits of its review, is included hereto as
                                       Appendix C.  MINORITY HOLDERS OF COMMON STOCK ARE URGED TO READ SUCH OPINION IN ITS
                                       ENTIRETY.  For additional information relating to the opinion of Stifel, see
                                       "SPECIAL FACTORS -- Opinion of the Financial Advisor."

Determination of the Company's
Board of Directors.....................The Company's Board of Directors has determined, based in part upon the opinion of Stifel, that the Merger and the Cash Payment Amount are fair, from a financial point of view, to, and in the best interests of, the Minority Holders and has approved the Merger Agreement and the Merger. See "SPECIAL FACTORS --
                                       Background of the Merger and --Approval of the Boards of Directors."

No Shareholder Vote Required;

Inapplicability of Section 607.0901
of the FBCA............................Under the FBCA, no approval of the Minority Holders is required for consummation of the Merger. Section 607.0901 of the FBCA requires approval of minority shareholders in a transaction such as the Merger in certain circumstances.  As the Merger has been approved by a majority of the Board of
                                       Directors of the Company, the voting requirements of Section 607.0901 do not apply to the Merger. See "SPECIAL FACTORS -- Approval of Minority Holders not
                                       Required."

Interests of Certain Persons in
the Merger; Conflicts of Interest......Certain directors and officers of the Company beneficially own an aggregate of approximately 1.1% of  the outstanding Common Stock, and will be entitled to receive the Cash Payment Amount for such shares.  In addition, UPBNA is the owner of approximately 92.27% of the issued and outstanding Common Stock and is deemed to control the Company.

                                       UPBNA has agreed that all rights to indemnification arising at or prior to the effectiveness of the Merger in favor of the directors or officers of the
                                       Company (including the members of the Board of Directors) as provided in the
                                       Company's Articles of Incorporation and Bylaws, as in effect on the date of the
                                       Merger Agreement will, for a period of six years survive the Merger and continue in full force and effect. See "SPECIAL FACTORS -- Interests of Certain
                                       Persons in the Merger" and "THE MERGER AGREEMENT -- Covenants."

Federal Income Tax
Consequences...........................Each Minority Holder will recognize gain or loss equal to the difference between the amount received in exchange for shares of Common Stock and the adjusted basis such holder had in the exchanged shares of Common Stock.  Each holder of CFH Options will have ordinary income equal to the amount of cash, if any, received in exchange for the CFH options.  No gain or loss will be recognized by holders of CFH Options upon the conversion of such options into
                                       Options to purchase UPC Common Stock ("UPC Options") exercisable under the same terms and conditions as in effect immediately prior to the Merger.  Each
                                       Minority Holder and holder of CFH Options is urged to consult his or her own tax advisor as to the specific tax consequences to him/her, based on his/her particular status and circumstances.  See "SPECIAL FACTORS -- Certain Federal
                                       Income Tax Consequences".

THE MERGER AGREEMENT

Effective Time of the Merger...........The Merger will become effective upon the filing of articles of merger with the
                                       Secretary of State of the State of Florida or at such later time as is specified in such articles of merger (the "Effective Time").  The filing will occur after all conditions to the Merger contained in the Merger Agreement have been satisfied or waived.  The Company and UPBNA anticipate that the Effective Time will occur on the 30th day after the date of this Information Statement. See "THE MERGER
                                       AGREEMENT -- General and  -- Effective Time of the Merger."

Conditions to Consummation

of the Merger..........................The respective obligations of the Company, on the one hand, and UPBNA, on the other hand, to consummate the Merger are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions, among others:
                                       (i) the absence of a competent governmental or regulatory authority taking any action which prohibits, restricts or makes illegal the transactions contemplated by the Merger Agreement, including consummation of the Merger;
                                       (ii) the material compliance by all parties with their obligations under the
                                       Merger Agreement; (iii) the material truth and correctness of all representations and warranties of the parties to the Merger Agreement; and (iv)
                                       the delivery of Stifel's fairness opinion which shall not have been withdrawn.
                                       See "THE MERGER AGREEMENT -- Conditions to Consummation of the Merger."

Termination of the Merger..............The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time: (i) by mutual written consent of the Company and UPBNA; or (ii) by either the Company or UPBNA, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining UPBNA or the Company from consummating the Merger is entered and becomes final and nonappealable.  See "THE MERGER AGREEMENT -- Termination."

Expenses ..............................Generally, all expenses incurred in connection with the Merger are to be borne by the party incurring such expenses, with the exception that UPBNA shall bear and pay the filing fees payable in connection with the Schedule 13E-3 and the fees and expenses of Stifel.  See "THE MERGER AGREEMENT -- Expenses."

Amendments to the Merger
Agreement..............................The Merger Agreement may not be amended prior to the Effective Time except by action of the Company and UPBNA set forth in a written instrument signed on behalf of each of the parties.  See "THE MERGER AGREEMENT -- Amendments."

Source of Funds........................The total amount of cash required by UPBNA to pay the Cash Payment Amount and to pay its fees and expenses in connection with the Merger is expected to be approximately $17 million.  These funds will be provided out of UPBNA's working capital.

                                 SPECIAL FACTORS

BACKGROUND OF THE MERGER

       On July 16, 1996, the Company completed an initial public offering of 2,000,000 shares of Common Stock, at a price of $8.50 per share. On August 2, 1996, the underwriting syndicate exercised its option to acquire an additional 300,000 shares of the Common Stock. Prior to the initial public offering, the Company was a wholly-owned subsidiary of Capital Bank. As a result of the initial public offering, Capital Bank's ownership of the Company was reduced to approximately 81%. Capital Bank was the principal banking subsidiary of Capital Bancorp, which UPC, the parent company of UPBNA, acquired on December 31, 1997, pursuant to the merger of Capital Bancorp into Union Planters Holding Corporation ("UPHC"), a wholly-owned subsidiary of UPC. As a result of this acquisition, Capital Bank became a second-tier subsidiary of UPC. Capital Bank was subsequently merged with and into UPBNA on August 1, 1998, and as a result, the Company and its subsidiaries became subsidiaries of UPBNA.

       Following the merger of Capital Bank with and into UPBNA, UPBNA made certain unsolicited purchases of the Common Stock. See "THE COMPANY -- Initial Public Offering and Acquisition of Stock by UPBNA." UPBNA ceased these purchases after September 16, 1998, as UPC and UPBNA began to consider certain strategic alternatives regarding the Company. Ultimately, the Management of UPC and UPBNA determined it was in the best interests of both the Minority Holders and the shareholders of UPC for UPC to acquire a 100% interest in the Company. UPC and UPBNA subsequently proposed the terms of the Merger to the Company's directors who approved the Merger at a meeting duly called and convened on October 16, 1998.

APPROVALS OF THE BOARDS OF DIRECTORS

       The Company. At a meeting of the Company's Board of Directors on October 16, 1998, the Board approved the Merger Agreement and the Cash Payment Amount of $17.50 in cash per share. At such meeting the Board reviewed the opinion of Stifel that the Cash Payment Amount was fair to the Minority Holders, from a financial point of view, and concluded the Merger and the Cash Payment Amount are fair to, and in the best interests of, the Minority Holders.

       The Company's Board, in reaching its conclusion that the Merger was fair to, and in the best interests of, the Minority Holders, and in approving the Merger Agreement and the Merger, considered a number of factors, including, without limitation:

       1. The written opinion of Stifel dated October 16, 1998 to the effect that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Cash Payment Amount was fair, from a financial point of view, to the Minority Shareholders. See " -- Opinion of the Financial Advisor." The opinion of Stifel is attached hereto as Appendix C. The shareholders of the Company are urged to read such opinion carefully in its entirety.

       2. The Board's conclusion that the Cash Payment Amount represented the highest price that UPBNA would be willing to pay in acquiring the Minority Shares.

       3. The terms of the Cash Payment Amount, including without limitation, the amount and form of consideration; the nature of the parties' representations, warranties, covenants and agreements; and the conditions to the obligations of UPBNA and the Company.

       4. The possibility that, in the absence of a Merger Agreement, UPBNA could increase its ownership of the Common Stock in a transaction not approved by the Company or the Board.

       5. The fact that the Merger Consideration was equal to the highest price paid by UPBNA to institutional investors who were holders of the Common Stock in purchases of the Common Stock made by UPBNA in unsolicited open market transactions.

       6. The Board's knowledge of the business, financial condition, results of operations and prospects of the Company.

       7. The historical trading prices of the Common Stock and the limited trading volume and market for the Common Stock, resulting in limited liquidity for the Minority Holders.

       In view of the number and disparate nature of the factors considered by the Board, the Board did not assign relative weights to the factors considered in reaching its conclusions. The Board did, however, rely significantly on the opinion of Stifel described above. See "-- Opinion of the Financial Advisor ."

       The members of the Company's Board of Directors are indemnified by the Company under the Company's Articles of Incorporation and Bylaws and the applicable provisions of the Florida Business Corporation Act ("FBCA"), and are exculpated from certain liabilities under the Company's Articles of Incorporation, with respect to their actions in connection with Merger.

       UPBNA. The UPBNA Board of Directors has concluded that the Merger and Cash Payment Amount are fair to the Minority Holders based upon the following factors: (i) the conclusions of the Company's Board of Directors; (ii) information provided to and discussed with UPBNA in connection with the financial analyses performed by Stifel; (iii) the fact that Stifel issued a fairness opinion to UPBNA's Board and the Company's Board to the effect that the Merger is fair, from a financial point of view, to the Minority Holders; and
(iv) the fact that the Cash Payment Amount was equal to the highest price paid by UPBNA to institutional investors who were holders of the Common Stock in purchases of the Common Stock made by UPBNA in unsolicited open market transactions. See "-- Background of the Merger" and "-- Opinion of the Financial Advisor."

       In view of the wide variety of factors considered in connection with its evaluation of the Merger and the Cash Payment Amount, the UPBNA Board of Directors did not find it practicable to assign relative weights to the factors considered in reaching their decision and, therefore, the members of the UPBNA Board did not quantify or otherwise attach relative weights to the specific factors considered by the Company's Board of Directors. The members of the Board of Directors of UPBNA recognized that the interests of UPBNA in the Merger are not the same as the interests of the Minority Holders in the Merger. See "-- Interests of Certain Persons in the Merger."

APPROVAL OF MINORITY HOLDERS NOT REQUIRED

       Under the FBCA, no approval of the Minority Holders is required for consummation of the Merger. Section 607.0901 of the FBCA requires approval of minority shareholders in a transaction such as the Merger in certain circumstances. As the Merger has been approved by the majority of the Board of Directors of the Company, the voting requirements of Section 607.0901 do not apply to the Merger.

OPINION OF THE FINANCIAL ADVISOR

       UPBNA retained Stifel to render a fairness opinion to the Boards of Directors of UPBNA and the Company in connection with the Merger. Stifel is an investment banking and securities firm with membership on all principal U.S. securities exchanges. As part of its investment banking activities, Stifel is regularly engaged in the valuation of businesses and their securities in connection with merger transactions and other types of acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate, and other purposes.

       The full text of Stifel's opinion, which sets forth the assumptions made, matters considered, and limitations of the review undertaken, is attached as Appendix C to this Information Statement and is incorporated herein by reference, and should be read in its entirety in connection with this Information Statement. The summary of the opinion of Stifel set forth in this Information Statement is qualified in its entirety by reference to the full text of such opinion.

       In connection with its opinion, Stifel, among other things: (i) reviewed certain publicly available financial and other data with respect to the Company, including its consolidated financial statements, for the 1997, 1996 and 1995 fiscal years and interim periods to June 30, 1998, and certain other relevant financial and operating data relating to the Company made available to Stifel from published sources and from internal records of the Company; (ii) reviewed the financial terms and conditions set out in the drafts distributed on October 13, 1998, of the Merger Agreement, this Information Statement and the Schedule 13E-3; (iii) reviewed certain publicly available information concerning the trading of, and the trading market for, the Company's Common Stock, including the prices of certain recent purchases of large blocks of the Company's shares from institutional investors by UPBNA; (iv) compared the Company from a financial point of view with certain other companies in the factoring and commercial finance industries, the securities of which are publicly traded; (v) considered the financial terms, to the extent publicly available, of selected recent business combinations involving companies in the factoring and commercial finance industries which Stifel deemed to be comparable, in whole or in part, to the Company; (vi) considered the financial terms, to the extent publicly available, of selected recent business combinations whereby the buyer owned 75% or more of the capital stock of the seller prior to the combination and as a result of the combination owned 100% of the capital stock of the seller following the combination, which Stifel deemed to be comparable, in whole or in part, to the Merger; (vii) reviewed and discussed with representatives of management of the Company certain information of a business and financial nature regarding the Company, furnished to Stifel by them, including financial forecasts and related assumptions prepared by management of the Company; (viii) utilizing the information and forecasts furnished by the Company, in consultation with the Company's management and with the Company's advice and consent, created a five-year financial projection for use in preparing Stifel's opinion; and (ix) performed such other analysis and examinations as Stifel deemed appropriate.

       In rendering its opinion, Stifel relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to it or that was otherwise reviewed by it and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to Stifel and the five-year financial projections prepared therefrom, Stifel assumed with UPBNA's and the Company's consent that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of UPBNA and the Company as to the future operating and financial performance of the Company, that they would be realized in the amounts and time periods estimated and that they provided a reasonable basis upon which Stifel could form its opinion. Stifel also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the last financial statements and that the aggregate allowances for loan losses are in the aggregate adequate to cover all such losses. Stifel did not make or obtain any independent evaluation, appraisal, or physical inspection of the Company's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did it review loan or credit files of the Company. Stifel assumed no responsibility for any legal and accounting matters with respect to UPBNA, the Company, the Merger, the Merger Agreement, and other matters contained or contemplated therein. Stifel assumed, with UPBNA's and the Company's consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived.

          The financial forecasts furnished to Stifel for the Company and the five-year financial projections prepared therefrom were prepared by and in consultation with the management of the Company and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. As a matter of policy, the Company does not publicly disclose internal management forecasts, projections or estimates of the type furnished to Stifel in connection with its analysis of the financial terms of the Merger, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the management of the Company, including, without limitation, factors related to general economic, regulatory, and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

          In connection with rendering its opinion, Stifel performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Stifel believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinions. The preparation of a fairness opinion is a complex process involving subjective judgements and is not necessarily susceptible to partial analysis or summary description. In its analyses, Stifel made numerous assumptions with respect to industry performance, business, and economic conditions, and other matters, many of which are beyond the control of the Company. Any estimates contained in Stifel's analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be bought or sold. No company or transaction utilized in Stifel's analyses was identical to the Company or the Merger. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgements concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions, and prospective buyer interest, as well as other factors that could affect the public trading values of the company or companies to which they are being compared. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other.

       Stifel has performed various investment banking services for UPC, the parent of UPBNA, from time to time in the past, and expects to render such services to UPC and its subsidiaries and affiliates in the future.

       Stifel's opinion addresses only the fairness, from a financial point of view, of the Cash Payment Amount to be received by the holders of the Minority Shares and does not address the relative merits of the Merger and any affect the Merger may have on the Company or any other aspect of the Merger. Stifel was not authorized to solicit, and did not solicit, interests from any party with respect to the acquisition of the Company, any of its assets or minority shares.

       HISTORICAL STOCK PRICE ANALYSIS AND CURRENT MARKET PRICE. Stifel analyzed the prices at which shares of the Company traded since its initial public offering on July 10, 1996. During 1996, the Company's high closing price was $13.25 and the low closing price was $8.50. In calendar 1997, the Company's high closing price was $19.38 and the low closing price was $12.50. In calendar 1998 through October 12, 1998, the Company's high closing price was $19.75 and the low closing price was $15.50. In addition, Stifel observed that the Cash Payment Amount of $17.50 per share is greater than the closing stock price on October 12, 1998 of $16.25.

       RECENT LARGE BLOCK TRANSACTIONS. In addition, Stifel reviewed the prices of certain recent purchases of large blocks of the Company's shares from institutional investors by UPBNA, including the following: a purchase of 500,000 shares on August 10, 1998, from Franklin Mutual for a price of $17.50, a purchase of 157,700 shares on August 18, 1998 from Kramer Spellman for a price of $17.50, a purchase of 444,900 shares on August 31, 1998, from Wellington Management for a price of $17.50, a purchase of 143,250 shares on September 1, 1998, from Furman Selz for a price of $17.50, a purchase of 87,500 shares on September 3, 1998, from Keefe Management for a price of $17.50, and a purchase of 24,500 shares on September 9, 1998, from Oppenheimer & Co. for a price of $17.50.

       VALUATION SUMMARY OF SELECTED COMPARABLE PUBLICLY TRADED COMPANIES. Stifel reviewed and compared certain financial, operating and stock market information of the Company and the following publicly traded companies in the factoring and commercial finance industries: Allstate Financial Corporation, CIT Group, Inc., DVI Inc., Financial Federal Corporation, FINOVA Group Inc., First Sierra Financial Inc., HealthCare Financial Partners, Heller Financial Inc., HPSC Inc., Interpool Inc., KBK Capital Corporation, Leasing Solutions Inc., Resource America Inc., Source Capital Corp., T&W Financial Corp., and Willis Lease Finance Corporation. Stifel calculated, among other things, current market price as a multiple of the latest twelve months earnings per share ("EPS"), current market price as a multiple of estimated EPS for calendar year 1999, current market price as a multiple of book value per share and current market price as a multiple of tangible book value per share. The EPS estimates were based on the median of publicly available earnings estimates made by research analysts as provided by I/B/E/S, except in the case of Allstate Financial Corporation where such estimates were provided by Nelson Information.

       With respect to the comparable companies, the latest twelve months price / earnings ("P/E") ratios ranged from 6.02x to 24.85x, with a median of 13.56x, and 6.94x to 17.0x for estimated calendar year 1999, with a median of 8.72x. Based on the Cash Payment Amount of $17.50 and using earnings values for the Company based on financial results, forecasts and other information provided by management and projections prepared by Stifel with the assistance of management, Stifel calculated a multiple for the Company of 17.33x for the latest twelve months and

12.70x for estimated calendar year 1999. Stifel noted that the latest twelve months multiple was greater than the median multiple of the comparable companies and the estimated 1999 multiple was greater than the median multiple of the comparable companies.

       With respect to the comparable companies, the current market price as a multiple of book value per share ratios ranged from 58% to 258%, with a median of 126%, and 58% to 258% for tangible book value per share, with a median of 147%. Stifel noted that the Cash Payment Amount implied a book value per share multiple of 267%, which was greater than the median multiple of the comparable companies, and a tangible book value per share multiple of 273%, which was greater than the median multiple of the comparable companies.

       DISCOUNTED CASH FLOW ANALYSIS. Stifel performed a discounted cash flow analysis using financial projections prepared by Stifel based on forecasts, information and guidance provided by management of the Company. Using the discounted cash flow analysis, Stifel estimated the present value of the future cash flows set forth in these forecasts. Stifel calculated a net present value of estimated net income for the years 1998 through 2003 using discount rates ranging from 19% to 23%. Stifel calculated the Company's terminal values in the year 2003 based on multiples of year 2003 projected net income with a midpoint of 14x and ranging from 12x to 16x. Stifel observed that the analysis produced a midpoint value of $16.32, which was less than than the Cash Payment Amount of $17.50.

       COMPARABLE TRANSACTIONS ANALYSIS. Stifel analyzed the consideration paid in several recent merger and acquisition transactions involving companies deemed by Stifel to be reasonably similar to the Company and considered the multiple of the equity purchase price to the acquired entity's latest twelve months net income and to the acquired entity's book value, based upon publicly available information for such transactions. The transactions analyzed were the combinations of: Epic Funding Corp./SJNB Financial Corp., TempFunds America, Inc./Capital Bancorp, National Business Finance, Inc./Norwest Corp., Business Finance Corp./Cowlitz Bancorp, AT&T Capital Corp./Newcourt Credit Group, Inc., AT&T Capital Corp./The Nomura Securities Co. Ltd., Astra Financial, Inc./SJNB Financial Corp., Sterling Business Credit, Inc./First Capital Corp., Foothill Group, Inc./Norwest Corp., Jacom Computer Services, Inc./UniCapital Corp., Granite Financial, Inc./Fidelity National Financial, Inc., Scotsman Holdings, Inc./Cypress Group-Keystone, Inc., Winthrop Resources Corp./TCF Financial Corp., Trans Ocean Ltd./Transamerica Corp. The comparable transactions were found to imply for the acquired entity an equity purchase price within a range of 2.50x to 52.31x latest twelve months income, with a median of 17.46x, and an equity purchase price within a range of 101% to 936% book value, with a median of 238%. Applying such multiples to the Company's latest twelve months income and book value resulted in an implied range of share prices of the Company of $15.62 to $17.63 per share.

       PREMIUMS PAID ANALYSIS. Stifel reviewed the consideration paid or offered in 17 U.S. transactions involving aggregate value paid of $150 million or less completed since January 1, 1995, whereby shares representing 25% or fewer of the aggregate shares outstanding were purchased by an entity that owned 100% of the shares outstanding following the transaction. The transactions reviewed were:
Group 1 Software, Inc./COMNET Corp., XLConnect Solutions, Inc./Xerox Corp., Steck-Vaughn Publishing Corp./Harcourt General, Inc., Seaman Furniture Co./an investor group, Guaranty National Corp./Orion Capital Corp., Golden Poultry Co., Inc./Gold Kist, Inc., Mafco Consolidated Group/Mafco Holdings, Inc., Bally's Grand, Inc./Hilton Hotels Corp., LXE (Electronmagnetic Sciences)/Electromagnetic Sciences, Inc., Bankers Life Holding/Conseco Inc., WCI Steel, Inc./Renco Group, Inc., Bobbie Brooks, Inc./Pubco Corp., Great American Management & Investment Inc./Equity Holdings, SCOR US Corp./SCOR, Sportmart, Inc./investor, Grand Gaming Corp./Grand Casinos, Inc., Rust International, Inc./WMX Technologies, Inc. Stifel calculated the premiums paid in these transactions over the applicable stock price of the target company one day, one week and one month prior to the announcement of the transaction, and then calculated the median of those premiums. These calculations yielded a median premium paid of 21.65% of the target company's stock price one day prior the public announcement of the transaction, 25.65% of the target company's stock price one week prior to such announcement, and 27.62% of the target company's stock price one month prior to such transaction. Stifel then applied the median premiums so derived to the current stock price of the Company. Such analysis indicated a range of share prices of the Company of $19.77 to $21.62 per share.

       None of the companies or transactions utilized in the above analyses for comparative purposes are, of course, identical to the Company or the Merger. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgements concerning differences in financial and operating characteristics and terms of the companies and transactions and other factors that could affect the public trading value of or consideration paid for each of the acquired entities as well as that of the Company.

CERTAIN EFFECTS OF THE MERGER

       Upon consummation of the Merger, each of the Minority Shares will be converted into the right to receive the Cash Payment Amount of $17.50 in cash, without interest. As a result, the present holders of the Common Stock, including officers and directors of the Company who are beneficial owners of Common Stock (other than UPBNA), will cease to have any ownership interest in the Company. The Company will as a result of the Merger become a wholly-owned subsidiary of UPBNA. The Common Stock will be delisted from the Nasdaq Stock Market's National Market, the registration of Common Stock under the Exchange Act will terminate and the Company will be relieved of the obligation to comply with the proxy rules of Regulation 14A under Section 14 of the Exchange Act, and its officers, directors and beneficial owners of more than 10% of the Common Stock will be relieved of the reporting requirements and restrictions on insider trading under Section 16 of the Exchange Act. Further, the Company will no longer be subject to the periodic reporting requirements of the Exchange Act, and will not be required to file, among other things, quarterly reports on Form 10-Q and annual reports on Form 10-K. Accordingly, substantially less information will be required to be made publicly available about the Company than is currently the case.

       Immediately after the Merger, all of the then issued and outstanding Common Stock will be beneficially owned by UPBNA. Accordingly, UPBNA's indirect interest in the assets and liabilities of the Company, including the net book value and net earnings of the Company, will increase, upon effectiveness of the Merger, from 92.27% to 100%. The Merger will be a taxable transaction to the holders of the Common Stock who receive the Cash Payment Amount and to holders of CFH Options who receive cash in exchange for their options for federal income tax purposes and may be taxable for state, local, foreign and other tax purposes. The Merger will generally not be a taxable transaction to holders of CFH Options who receive options to purchase UPC Common Stock in exchange for their options. See "-- Certain Federal Income Tax Consequences of the Merger."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

       Merger Sub was organized by UPBNA solely for the purpose of enabling UPBNA to acquire, pursuant to the Merger Agreement, the entire equity interest in the Company. As a result of the Merger, the Minority Holders will no longer have an equity interest in the Company. See "-- Certain Effects of the Merger." UPBNA is the beneficial owner of 11,357,850 shares or approximately 92.27% of the outstanding shares of Common Stock of the Company.

       All directors and executive officers of the Company served as directors or executive officers of the Company during the fiscal year ended December 31, 1997. As of the date hereof, the directors and executive officers of the Company beneficially own an aggregate of 135,000, or approximately 1.1% of the outstanding shares of Common Stock of the Company, not including 657,100 shares which are issuable pursuant to stock options. No current director or officer of UPBNA owns any shares of the Company's Common Stock.

       In the Merger Agreement, UPBNA has agreed that all rights to indemnification arising at or prior to the Effective Time in favor of the directors or officers of the Company to the full extent permitted under Florida Law and in the Company's Articles of Incorporation or Bylaws, as in effect on the date of the Merger Agreement, will, for a period of six years after the Effective Time, with respect to matters occurring at or prior to the Effective Time, survive the Merger and continue in full force and effect. See "THE MERGER AGREEMENT -- Covenants."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER


       The following is a discussion of certain of the federal income tax consequences of the Merger. The discussion may not apply to special situations, such as Minority Holders who received the Common Stock upon the exercise of employee stock options or otherwise as compensation, who are insurance companies, securities dealers, financial institutions or foreign persons, or who received the CFH Options other than in connection with the performance of services. In addition, the disussion does not address any aspects of state, local, or foreign taxation. Accordingly, each Minority Holder and holder of CFH Options is urged to consult his or her own tax advisor as to the specific tax consequences to him/her, based on his/her particular status and circumstances.

       No gain or loss will be recognized by the Company or UPBNA as a result of the Merger. Each Minority Holder will recognize gain or loss equal to the difference between the amount received in exchange for shares of Common Stock and the adjusted basis such shareholder had in the exchanged shares of the Common Stock. Such gain or loss will generally be capital gain or loss provided that the Minority Holder held the shares of Common Stock as capital assets. A Holder of CFH Options who receives cash in exchange for his/her options will recognize ordinary income equal to the amount of cash received. No gain or loss will be recognozed by the holders of CFH Options upon the conversion of such options into UPC Options exercisable under the same terms and conditions as in effect immediately prior to the Merger.

ACCOUNTING TREATMENT OF THE MERGER

       The Merger will be accounted for as a "purchase" as that term is used under generally accepted accounting principles for accounting and financial reporting purposes. Under this method of accounting, the purchase price will be allocated to assets acquired and liabilities assumed based on their estimated fair values at the Effective Time.

CERTAIN LITIGATION

       The Company is also party to various legal and administrative proceedings, all of which management believes constitute ordinary routine litigation incident to the business conducted by the Company, or are not material in amount.

REGULATORY APPROVALS

       No federal or state regulatory approvals are required to be obtained, nor any regulatory requirements complied with, in connection with consummation of the Merger by any party to the Merger Agreement, except for the requirements of the FBCA in connection with providing notice to the Minority Holders, and the requirements of federal securities law.

                              THE MERGER AGREEMENT

GENERAL

       The Merger Agreement provides for the merger of Merger Sub into the Company. The Company will be the Surviving Corporation of the Merger and, as a result of the Merger, UPBNA will beneficially own all of the Surviving Corporation's common stock. Upon consummation of the Merger, the Minority Holders will receive the Cash Payment Amount of $17.50 in cash, without interest. See "SPECIAL FACTORS -- Certain Effects of the Merger."

EFFECTIVE TIME OF THE MERGER

       The Effective Time of the Merger will occur upon the filing of articles of merger with the Secretary of State of the State of Florida as required by the FBCA or at such later time as is specified in the articles of merger. The filing will occur after all conditions to the Merger contained in the Merger Agreement and the Plan of Merger have been satisfied or waived. The Company and UPBNA anticipate that the Effective Time will occur on the 30th day following the date of this Information Statement. The following discussion of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is included in this Information Statement as Appendix A and is incorporated herein by reference.

THE SURVIVING CORPORATION

       The Merger Agreement provides that, from and after the Effective Time, officers of the Company in office immediately prior to the Effective Time shall serve as officers of the Surviving Corporation but that the directors of Merger Sub will serve as the directors of the Surviving Corporation. Therefore, although the management of the Company will not change as a result of the Merger, the Company's current Board will be replaced with a Board consisting of three officers of UPBNA.

CONSIDERATION TO BE RECEIVED BY SHAREHOLDERS OF THE COMPANY

       As a result of the Merger, each Minority Share will be converted into the right to receive the Cash Payment Amount of $17.50 in cash, without interest. Each share of Common Stock owned by UPBNA or held by the Company as treasury stock will be canceled without consideration.

       Each of the outstanding shares of common stock, $1.00 par value, of Merger Sub will automatically be converted into one share of common stock, $.01 par value, of the Surviving Corporation.

       Promptly after the Effective Time, instructions with regard to the surrender of certificates formerly representing shares of Common Stock, together with the letter of transmittal to be used for that purpose, will be mailed to the Minority Holders. The Exchange Agent (as defined in the Merger Agreement), as soon as practicable following receipt from a shareholder of a duly executed letter of transmittal, together with certificates formerly representing Common Stock and any other items required by the letter of transmittal, shall pay to such shareholder the Cash Payment Amount. If payment is to be made to a person other than the person in whose name the certificate surrendered is registered, it will be a condition of payment that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment pay to the Exchange Agent any transfer or other taxes required by reason of such payment or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not applicable.

       Notwithstanding the foregoing, neither UPBNA, Merger Sub nor the Exchange Agent shall be liable to any holder of Common Stock for any amount paid to a public official pursuant to applicable abandoned property laws.

       Shareholders should not submit any stock certificates for Common Stock at the present time.

       After the Effective Time a holder of a certificate formerly representing Common Stock shall cease to have any rights as a shareholder of the Company, and such holder's sole right will be to receive the Cash Payment Amount.

       In no event will holders of Common Stock be entitled to receive any interest on the Cash Payment Amount to be distributed to them in connection with the Merger.

       No transfer of shares outstanding immediately prior to the Effective Time will be made on the stock transfer books of the Surviving Corporation after the Effective Time. Certificates formerly representing Common Stock presented to the Surviving Corporation after the Effective Time will be canceled in exchange for the Cash Payment Amount.

TREATMENT OF OPTIONS

       At the Effective Time, CFH Options which are held by employees of the Company and have an exercise price which is less than $17.50 will be converted into UPC Options . UPC Common Stock is traded on the New York Stock Exchange (the "NYSE"). The number of UPC Options into which each CFH Option shall be converted shall be equal to the quotient obtained by dividing (i) the Cash Payment Amount of $17.50 by (ii) the average of the closing prices of UPC Common Stock for the ten full trading day period ending on the last full trading day immediately preceding the Effective Time (the "Average Closing Price"). The exercise price of each UPC Option to be issued in connection with the merger shall be equal to the quotient obtained by dividing (i) the exercise price of the CFH Option from which the UPC Option was converted by (ii) quotient obtained by dividing (A) the Cash Payment Amount of 17.50 by (B) the Average Closing Price.

       Prior to the Effective Time, the Company will cancel all CFH Options held by non-employee directors of the Company in exchange for a cash payment equal to the difference (if positive) between $17.50 and the exercise price of such options.

       All CFH Options with an exercise price greater than $17.50 shall be cancelled at the Effective Time for no consideration.

REPRESENTATIONS AND WARRANTIES

       The Merger Agreement contains various representations and warranties of the Company and UPBNA confirming generally, among other things, the following matters: (i) due incorporation, corporate existence, good standing and similar corporate matters with respect to the Company and UPBNA; (ii) (A) existence of necessary corporate power and authority to execute deliver and perform the obligations under the Merger Agreement by each such party and (B) that (with certain exceptions) the Merger Agreement represents a legal valid and binding obligation of the Company and UPBNA; (iii) absence of any notice to, filing with or consent of any public body or authority necessary to consummate the Merger, except as provided for in the Merger Agreement; (iv) the Merger Agreement and the Merger not (A) conflicting with or resulting in a breach of any provision of the charter documents or bylaws of either of the parties, (B) constituting or resulting in a default under any contract or permit which would have a material adverse effect on either party or (C) violating any law or order relating to the Company, UPBNA or any of the subsidiaries or assets thereof which would have a material adverse effect on either party; and (v) the accuracy of information supplied by the Company and UPBNA included in this Information Statement and the
Schedule 13E-3.

       UPBNA has also warranted that it will have funds available at the Effective Time to carry out its obligations under the Merger Agreement.

       In addition, the Merger Agreement contains certain representations of the Company relating to its capital structure, the existence of outstanding options and the absence of any action which would impair the rights of UPBNA and Merger Sub as stockholders of the Company.

COVENANTS

       The Company has agreed in the Merger Agreement that until consummation of the Merger the Company and its subsidiaries will, unless the prior written consent of UPBNA shall have been obtained (i) operate its business only in the usual regular and ordinary course, (ii) preserve intact in all material respects its business organization and assets and maintain its rights and franchises,
(iii) take no action which would materially adversely affect the ability of any party to (A) obtain any consents required for consummation of the transactions contemplated by the Merger Agreement or (B) perform its covenants and agreements under the Merger Agreement, and (iv) take no action to issue or authorize the issuance of any additional shares of the Common Stock or any options to purchase shares of the Common Stock.

       UPBNA has agreed in the Merger Agreement to take no action and to cause each of its subsidiaries to take no action which would materially adversely affect the ability of any party to (i) obtain consents required for the transactions contemplated by the Merger Agreement or (ii) perform its covenants and obligations under the Merger Agreement

       Each of UPBNA and the Company have agreed to use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement.

       The Company has agreed to take all necessary steps to exempt the transactions contemplated by the Merger Agreement from and to challenge the applicability of Section 607.0901 of the FBCA. See "SPECIAL FACTORS -- Approval of Minority Holders not Required."

       UPBNA has agreed that for six years after the Effective Time, UPBNA will or will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time to the extent provided under the Company's Articles of Incorporation and Bylaws in effect on the date of the Merger Agreement.

CONDITIONS TO CONSUMMATION OF THE MERGER

       The respective obligations of the Company and UPBNA to consummate the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions, among others: (i) the absence of any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) enacted, issued, promulgated, enforced or entered prohibiting the consummation of the Merger; (ii) the receipt of all other required authorizations, consents and approvals of governmental authorities; (iii) the performance of and compliance with, in all material respects, all agreements and obligations contained in the Merger Agreement and required to be performed or complied with at or prior to the Effective Time by the respective parties to the Merger Agreement; (iv) the material truth and correctness of all representations and warranties of the parties to the Merger Agreement; and (v) Stifel having issued and not withdrawn its written fairness opinion.

TERMINATION

       The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time: (i) by mutual written consent of the Company and UPBNA or (ii) by either the Company or UPBNA, if there shall be any law or regulation that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining UPBNA or the Company from consummating the Merger is entered and becomes final and nonappealable.

EXPENSES

       Generally, the Merger Agreement provides that all costs and expenses incurred in connection with the Merger shall be borne by the party incurring such expenses with the exception that UPBNA shall pay the filing fees payable in connection with the Schedule 13E-3 and the fees and expenses of Stifel.

AMENDMENTS

       The Merger Agreement may not be amended prior to the Effective Time except by action of the Company and UPBNA set forth in a written instrument signed on behalf of each of the parties; provided that amendment which would reduce the Cash Payment Amount must be approved by the Board of Directors of the Company.

ESTIMATED FEES AND EXPENSES

       Estimated fees and expenses incurred or to be incurred by the Company and UPBNA in connection with the Merger are approximately as follows:

Payment of merger consideration (1)................................ $16,645,335
Advisory fees (2)..................................................      57,500
Legal fees and expenses (3)........................................      35,000
Accounting fees and expenses.......................................       8,500
Securities and Exchange Commission filing fee......................       3,329
Printing and mailing expenses......................................       7,000
Exchange Agent fees and expenses...................................       1,000
Miscellaneous expenses.............................................         500
                                                                    -----------
            Total.................................................. $16,758,164
                                                                    ===========
-------------------------


(1) Includes payment for all outstanding shares of Common Stock other than those owned by UPBNA plus payments in settlement of outstanding stock options in accordance with the Merger Agreement.

(2) Includes the fees and estimated expenses of Stifel.

(3) Includes the estimated fees and expenses of counsel for the Company and counsel for UPBNA.

                       MARKET PRICES FOR THE COMMON STOCK

          The Company's Common Stock is listed and traded on the Nasdaq National Market under the symbol "CAPF." The following table sets forth for the indicated periods, the high and low closing sale prices for the Common Stock as reported by the Nasdaq National Market.

                                                          Price Range
                                                  --------------------------
                                                      High           Low
                                                  -------------  -----------
        1998
           First Quarter...................          $19.00          $15.00
           Second Quarter .................           20.00           17.25
           Third Quarter ..................           17.78           15.63
           Fourth Quarter (through
           October 22, 1998)...............           17.44           16.00
                                                      -----           -----
        1997
           First Quarter...................          $15.38          $12.00
           Second Quarter..................           17.75           13.25
           Third Quarter...................           19.38           16.25
           Fourth Quarter..................           19.25           16.00

        1996
           First Quarter...................          $  n/a          $  n/a
           Second Quarter..................             n/a             n/a
           Third Quarter...................           10.38            8.25
           Fourth Quarter..................           13.25            9.88

          On October 21, 1998, the most recent practicable date before the printing of this Information Statement, the last sale price as reported by the Nasdaq National Market was $17.25.

                                   THE COMPANY

GENERAL

       The Company is a corporation organized and existing under the laws of the State of Florida. The Company's principal executive offices are located at Suite 500, East Palmetto Park Road, Boca Raton, Florida 33432.

       The Company has three first-tier and three second-tier subsidiaries as shown in the following chart.

                                   [GRAPHIC]


       Capital Factors, Inc. and Capital Tempfunds, Inc., are principally engaged in providing account receivable-based financing and related fee-based credit, collection and management services. CF Funding Corporation holds securities representing residual interests in Capital Factors Financing Trust, a securitization vehicle for the Company's receivables. CF One, Inc., CF Two, LLC and CF Investor Corporation hold subordinated certificates issued in the Company's securitizations.

INITIAL PUBLIC OFFERING AND ACQUISITION OF STOCK BY UPBNA

       On July 16, 1996, the Company completed an initial public offering of 2,000,000 shares of Common Stock, at a price of $8.50 per share. On August 2, 1996, the underwriting syndicate exercised its option to acquire an additional 300,000 shares of the Common Stock. Prior to the initial public offering, the Company was a wholly-owned subsidiary of Capital Bank. As a result of the initial public offering, Capital Bank's ownership of the Company was reduced to approximately 81%. Capital Bank was the principal banking subsidiary of Capital Bancorp, which UPC, the parent company of UPBNA, acquired on December 31, 1997, pursuant to the merger of Capital Bancorp into UPHC, a wholly-owned subsidiary of UPC. As a result of this acquisition, Capital Bank became a second-tier subsidiary of UPC. Capital Bank was subsequently merged with and into UPBNA on August 1, 1998, and as a result, the Company and its subsidiaries became subsidiaries of UPBNA. UPBNA has also made certain additional unsolicited purchases of the Common Stock. A summary of such purchases is set forth in the table below.


       --------------------------- -------------------- ---------------------
            DATE OF PURCHASE         NUMBER OF SHARES      PER SHARE PRICE
       --------------------------- -------------------- ---------------------
        August 10, 1998              500,000                  $17.50
       --------------------------- -------------------- ---------------------
        August 18, 1998              157,700                  $17.50
       --------------------------- -------------------- ---------------------
        August 31, 1998              444,900                  $17.50
       --------------------------- -------------------- ---------------------
        September 1, 1998            143,250                  $17.50
       --------------------------- -------------------- ---------------------
        September 3, 1998            87,500                   $17.50
       --------------------------- -------------------- ---------------------
        September 16, 1998           24,500                   $17.50
       --------------------------- -------------------- ---------------------


PAYMENT OF DIVIDENDS

       The Company has never paid dividends on the shares of its Common Stock.

                         RATIO EARNINGS TO FIXED CHARGES

       The following table sets forth the ratio of earnings to fixed charges for the Company for the indicated periods.

                           FOR THE SIX MONTHS             FOR THE YEAR ENDED
                             ENDED JUNE 30,                  DECEMBER 31,
                         ----------------------         ---------------------
                                      (dollars in thousands)
                         ----------------------------------------------------
                           1998           1997            1997          1996
                         -------        -------         -------       -------
PRE-TAX EARNINGS         $10,538        $ 9,187         $19,601       $19,039
FIXED CHARGES             17,299         11,357          27,587        20,403
EARNINGS                  27,837         20,544          47,188        39,442

FIXED CHARGES             17,299         11,357          27,587        20,403

RATIO                      1.61x          1.81x           1.71x         1.93x
-----------------------------------------------------------------------------



                              BOOK VALUE PER SHARE

       The following table sets forth the book value per share of the Company's Common Stock for the indicated periods.

                                JUNE 30,
                              -----------

                                                            DECEMBER 31,
                                             -----------------------------------
                                 1998             1997
                              -----------    -----------------------------------
BOOK VALUE PER SHARE            $6.55            $6.03

               CERTAIN INFORMATION CONCERNING UPBNA AND MERGER SUB

UPBNA

       UPBNA is a national banking association, organized and existing under the laws of the United States and is a wholly-owned subsidiary of UPHC, a corporation organized and existing under the laws of the State of Tennessee. UPHC is a wholly-owned subsidiary of UPC, a corporation organized and existing under the laws of the State of Tennessee. The principal executive offices of UPBNA are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018.

       UPBNA was founded in 1869 and provides a diversified range of financial services in the communities in which it operates. As of September 30, 1998, UPBNA's total assets were $19.8 billion. In addition to UPBNA, UPC operates eight other bank subsidiaries and two savings banks subsidiary. UPC's total assets at September 30, 1998 were $30.5 billion.

MERGER SUB

       Merger Sub, a Florida Corporation and a wholly-owned subsidiary of UPBNA, was organized for the sole purpose of effectuating the Merger. The directors and sole shareholder of Merger Sub have approved the Merger Agreement. Until the consummation of the Merger, it is not anticipated that Merger Sub will have any significant assets or liabilities (other than those arising under the Merger Agreement or in connection with the Merger and the transactions contemplated thereby) or engage in any activities other than those incident to its formation and capitalization and the Merger. The principal executive offices of Merger Sub are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018.

CERTAIN TRANSACTIONS

       The Company and UPBNA and its affiliates are parties to certain agreements as follows.

       Prior to UPC's acquisition of Capital Bancorp (the "Acquisition"), the Company had a $150 million credit facility with Capital Bank. The Company expensed interest payments to Capital Bank of $7,391,000 and $5,265,000 on this facility during the periods ended December 31, 1997, and December 31, 1996, respectively. In January 1998, the Company entered into a new $150 million credit facility with UPC.

       Prior to the Acquisition, Capital Bank obtained group medical, dental and life insurance coverage on behalf of the Company. UPBNA has continued such coverage to the Company since the merger of Capital Bank and UPBNA on August 1, 1998. Premiums are charged to the Company at the same amount as they are assessed to UPBNA, and were formerly to Capital Bank. During 1997 and 1996, the Company paid premiums of $662,075 and $605,227, for its actual portion of such premiums.

       Capital Bank provided approximately $166.5 million and $135.5 million, during 1997 and 1996, respectively of letters of credit for clients of the Company. The Company paid Capital Bank $315,635 and $224,332, during 1997 and 1996, respectively, for charges related to services performed by Capital Bank for the Company. Fees charged for issuance of letters of credit were paid directly to Capital Bank and ammounted to $605,429 and $373,688 in 1997 and 1996, respectively.

       It is the intention of management that all transactions with affiliated parties will be on terms no less favorable to the Company than could be obtained from unaffiliated parties, and all such transactions with affiliates have been approved by the Company's directors who are not employed by the Company or UPBNA.

                              INDEPENDENT AUDITORS

       The consolidated financial statements of the Company as of and for the years ended December 31, 1997 and 1996 included herein have been audited by Deloitte & Touche LLP, independent auditors, as indicated in their report appearing herein.

                          INDEX TO FINANCIAL STATEMENTS


AUDITED FINANCIAL STATEMENTS:

      Independent Auditors' Report................................................................................   F-2
      Consolidated Balance Sheets as of December 31, 1996 and 1997................................................   F-3

      Consolidated Statements of Income for the Years Ended December 31,
           1995, 1996 and 1997....................................................................................   F-4

      Consolidated Statements of Shareholders' Equity for the Years Ended
           December 31, 1995, 1996 and 1997.......................................................................   F-5

      Consolidated Statements of Cash Flows for the Years Ended December 31,
           1995, 1996 and 1997....................................................................................   F-6

      Notes to Consolidated Financial Statements..................................................................   F-7


UNAUDITED FINANCIAL STATEMENTS:

      Consolidated Balance Sheet as of June 30, 1998 .............................................................   F-18

      Consolidated Statements of Income for the Three Months and the Six
           Months Ended June 30, 1997 and 1998....................................................................   F-19

      Consolidated Statements of Cash Flows for the Six Months Ended
           June 30, 1997 and June 30, 1998........................................................................   F-20

      Notes to Consolidated Financial Statements..................................................................   F-21


INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Capital Factors Holding, Inc.

We have audited the accompanying consolidated balance sheets of Capital Factors Holding, Inc. (a majority owned subsidiary of Union Planters Bank of Florida) and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Capital Factors Holding, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Certified Public Accountants
Miami, Florida
March  6, 1998

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS


                                                                     December 31,
                                                             1997                   1996
                                                       ----------------      ----------------
ASSETS
Cash                                                       $41,253,904         $  28,101,237
Restricted cash                                             10,134,375             6,562,500
Receivables                                                700,786,603           490,977,592
Unearned discounts                                         (2,926,865)           (2,436,301)
Allowance for credit losses                                (6,125,359)           (2,993,534)
                                                       ----------------      ----------------

Receivables, net                                           691,734,379           485,547,757
Property and equipment, net                                  4,471,397             3,095,157
Other assets                                                 8,983,100             7,260,672
                                                       ----------------      ----------------

TOTAL                                                     $756,577,155         $ 530,567,323
                                                       ================      ================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Due to affiliates                                            $ 145,570          $  1,310,304
Capital Factors variable rate asset backed
   Certificates                                            275,000,000           175,000,000
Note payable to affiliate                                  111,754,000            70,131,000
Other borrowings                                            53,600,000            25,900,000
Due to factoring clients                                   234,745,074           191,488,668
Other liabilities                                            7,150,825             4,648,892
                                                       ----------------      ----------------
Total liabilities                                          682,395,469           468,478,864
                                                       ----------------      ----------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
Common stock, $0.01 par value, 25,000,000
   shares authorized; issued and outstanding
   12,303,950 in 1997, 12,300,000 in 1996                      123,040               123,000
Additional paid-in capital                                  27,582,840            27,151,932
Retained earnings                                           46,475,806            34,813,527
                                                       ----------------      ----------------
Total stockholders' equity                                  74,181,686            62,088,459
                                                       ----------------      ----------------

TOTAL                                                     $756,577,155         $ 530,567,323
                                                       ================      ================



See accompanying notes to consolidated financial statements.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                                               Year Ended December 31,
                                                    1997                1996                1995
                                              ---------------     ----------------     --------------
REVENUES
Factoring fees                                   $30,139,585          $26,066,382        $19,518,541
Interest income                                   48,192,429           35,835,351         28,210,599
Letter of credit and other fees                    4,260,039            3,098,596          2,040,383
Other                                              2,098,944            1,707,995          1,849,466
                                              ---------------     ----------------     --------------
Total revenues                                    84,690,997           66,708,324         51,618,989
                                              ---------------     ----------------     --------------

EXPENSES
Interest expense                                  20,196,669           15,137,924         11,629,391
Interest expense to affiliates                     7,390,855            5,265,025          4,731,668
Salaries and benefits                             19,141,804           14,674,483         11,240,046
Provision for credit losses                        7,250,000            3,750,000          2,234,721
Occupancy and other office expenses                4,718,825            3,628,446          2,588,459
Depreciation and amortization                        898,044              656,384            632,739
Professional fees                                  1,274,043            1,006,441            991,535
Other                                              4,219,966            3,550,441          3,004,570
                                              ---------------     ----------------     --------------
Total expenses                                    65,090,206           47,669,144         37,053,129
                                              ---------------     ----------------     --------------

INCOME BEFORE INCOME TAXES                        19,600,791           19,039,180         14,565,860
PROVISION FOR INCOME TAXES                         7,938,512            7,923,956          5,872,763
                                              ---------------     ----------------     --------------

NET INCOME                                       $11,662,279          $11,115,224        $ 8,693,097
                                              ===============     ================     ==============

Basic earnings per share                            $   0.95            $    1.01          $    0.87
                                              ===============     ================     ==============

Diluted earnings per share                          $   0.93            $    1.00           $   0.87
                                              ===============     ================     ==============





See accompanying notes to consolidated financial statements.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                           Years Ended December 31, 1995, 1996 and 1997
                                                                                            Additional
                                                                         Common              Paid-In               Retained
                                                                         Stock               Capital               Earnings
                                                                    ----------------     ---------------      ----------------
BALANCE, DECEMBER 31, 1994                                                 $100,000          $9,542,096           $15,005,206
Net Income                                                                                                          8,693,097
                                                                    ----------------     ---------------      ----------------
BALANCE, DECEMBER 31, 1995                                                  100,000           9,542,096            23,698,303

Net proceeds from the sale of common stock                                   23,000          17,609,836
Net Income                                                                                                         11,115,224
                                                                    ----------------     ---------------      ----------------
BALANCE, DECEMBER 31, 1996                                                  123,000          27,151,932            34,813,527

Net proceeds from the sale of common stock                                       40              33,535
Allocation of tax benefits from exercise of Bancorp
  stock options by company personnel                                                            397,373
Net Income                                                                                                         11,662,279
                                                                    ----------------     ---------------      ----------------
BALANCE, DECEMBER 31, 1997                                                 $123,040         $27,582,840           $46,475,806
                                                                    ================     ===============      ================






See accompanying notes to consolidated financial statements.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                           Year Ended December 31,
                                                                                1997                 1996                 1995
                                                                         ----------------      ----------------      ---------------
OPERATING ACTIVITIES:
Net income                                                                   $11,662,279           $11,115,224          $ 8,693,097
Adjustments to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization                                                    898,044               656,384              632,739
Deferred income taxes                                                        (1,755,379)              (76,610)            (399,986)
Provision for credit losses                                                    7,250,000             3,750,000            2,234,721
Increase in restricted cash                                                  (3,571,875)             (375,000)          (1,500,000)
Loss on sale of assets                                                                                  14,495                3,873
Due (from) to affiliates                                                     (1,164,734)           (5,142,660)            1,617,266
Other assets                                                                   (122,912)           (2,103,811)            (430,465)
Other liabilities                                                              2,899,306               808,467              690,179
                                                                         ----------------      ----------------      ---------------
Net cash provided by operating activities                                     16,094,729             8,646,489           11,541,424
                                                                         ----------------      ----------------      ---------------

INVESTING ACTIVITIES:
Loan to clients, net                                                        (27,860,326)           (1,913,535)          (3,053,589)
(Increase) decrease in asset based loans                                    (82,773,666)             2,295,896         (27,841,907)
Net increase in factoring accounts receivable,
   net of due to factoring clients                                          (79,319,123)          (79,560,531)         (32,940,825)
Sales of participations                                                       26,291,256            11,432,386            1,238,287
Payments on participations                                                   (6,518,356)           (3,919,712)            (751,947)
Purchases of property and equipment                                          (2,219,148)             (456,749)            (914,342)
Disposals of property and equipment                                              50,931                25,033               18,836
                                                                         ----------------      ----------------      ---------------
Net cash used in investing activities                                      (172,348,432)          (72,097,212)         (64,245,487)
                                                                         ----------------      ----------------      ---------------

FINANCING ACTIVITIES:
Issuance of senior certificates                                              100,000,000                                 50,000,000
Restricted proceeds from senior certificates                                                        10,000,000         (10,000,000)
Net proceeds from sale of common stock                                            33,575            17,632,836
Proceeds from borrowings                                                     163,167,000           127,528,000           53,522,033
Payments on  borrowings                                                     (93,844,000)          (83,757,000)         (35,802,033)
Payments of deferred financing costs                                           (972,230)             (980,825)            (744,802)
Amortization of deferred costs                                                 1,022,025               802,135              608,844
                                                                         ----------------      ----------------      ---------------
Net cash provided by financing activities                                    169,406,370            71,225,146           57,584,042
                                                                         ----------------      ----------------      ---------------
NET INCREASE IN CASH                                                          13,152,667             7,774,423            4,879,979
CASH, BEGINNING OF PERIOD                                                     28,101,237            20,326,814           15,446,835
                                                                         ----------------      ----------------      ---------------
CASH, END OF PERIOD                                                          $41,253,904           $28,101,237          $20,326,814
                                                                         ================      ================      ===============

SUPPLEMENTAL CASH FLOW
   INFORMATION:
Cash payments for interest                                                   $25,554,308           $18,338,991          $14,784,541
                                                                         ================      ================      ===============
Cash payments for income taxes                                               $ 9,669,839           $13,648,128          $ 4,929,303
                                                                         ================      ================      ===============





See accompanying notes to consolidated financial statements.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  ORGANIZATION AND DESCRIPTION OF OPERATIONS

       Capital Factors Holding, Inc. ("the Parent Company") is a majority-owned subsidiary of Union Planters Bank of Florida (the "Bank") which was formerly known as Capital Bank. The Bank is a wholly-owned subsidiary of Union Planters Corporation ("UPC"), the surviving company of a merger with Capital Bancorp ("Bancorp") effective December 31, 1997 and was accounted for as a pooling of interests. The Parent Company was incorporated in June 1994, in order to accommodate the issuance of Variable Rate Asset Backed Certificates (as further discussed in Note 5 to the financial statements), and issued 1000 shares (100%) of its stock to Capital Bank in exchange for 60 shares (100%) of the outstanding shares of Capital Factors, Inc. ("Factors"). On July 1, 1996, the Parent Company effected a 10,000-for-1 stock split resulting in 10,000,000 common shares issued. The stock split was retroactively reflected in the consolidated financial statements. On July 16, 1996, the Parent Company completed an initial public offering of 2,000,000 shares of common stock at a public offering price of $8.50 per share. On August 2, 1996, the underwriting syndicate exercised its option to acquire an additional 300,000 shares of common stock. As a result of the public offering, the Bank's ownership of the Parent Company was reduced to approximately 81% of the outstanding 12,300,000 shares of common stock.

The Parent Company has three wholly-owned subsidiaries, Factors, CF One, Inc. ("CF One"), and CF Investor Corp. Factors has two wholly-owned subsidiaries, CF Funding Corp. ("Funding") and Capital TempFunds, Inc. ("TempFunds"), a North Carolina corporation formed in 1996. On August 9, 1996, Factors acquired substantially all of the assets of TempFunds America, Inc. and its affiliate, TempFunds America Funding Corporation of South Carolina, Inc. The purchase price paid by Factors was approximately $5.9 million (approximately $5.0 million equal to the net book value of the assets plus an additional $900,000.) An additional amount up to $900,000 is payable over a three year period if certain contingencies are met. Goodwill resulting from the acquisition is being amortized using the straight-line method over a 10 year period. TempFunds is a specialized financial services company principally engaged in providing receivables-based commercial financing and related fee-based credit, collection and management information services to temporary employment and home health care agencies.

Factors provides factoring and other services primarily to commercial businesses and generally purchases trade accounts receivables from clients and assumes all risks of collectibility for credit approved receivables, except as such risks result from fraud or invalid receivables, and dilution. Factors generally enters into advance factoring arrangements which allow clients to obtain cash advances against a stipulated percentage of the receivables before they are due or collected.

The Company provides services to its clients through four regional offices located in Boca Raton, Florida; Los Angeles, California; New York, New York and Charlotte, North Carolina and an asset based lending office in Atlanta, Georgia. The Company's clients primarily include manufacturers, importers, wholesalers and distributors in apparel and textile related industries and, to a lesser extent, clients in consumer goods related industries and healthcare services.

The Company's factored accounts receivable are due from clients' customers geographically located throughout the United States, principally retailers, manufacturers and distributors. As of December 31, 1997 and 1996, the Company had factored accounts receivable aggregating approximately $294.3 million and $192.9 million, respectively, due from 54 and 38 customers, respectively, each with balances exceeding $1 million. These customers are primarily large national or regional department store chains or specialty retailers. The largest amount due from any one customer, a national department store chain, at December 31, 1997 was approximately $35.4 million.

The Company's asset-based loans represent loans provided to clients principally collateralized by accounts receivables. The Company does not service the accounts receivable nor does it provide credit protection of the receivables.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation - The consolidated financial statements of Capital Factors Holding, Inc. and Subsidiaries (the "Company") include the accounts of the Parent Company, Factors, TempFunds, Funding, CF One, and CF Investor Corp. All significant intercompany transactions and balances have been eliminated in consolidation.

Unearned and Earned Discounts - The Company deducts trade and cash discounts on all factoring invoices purchased. Discounts not taken by customers are recognized as income principally at the time of payment of the invoice.

Allowance for Credit Losses - The allowance for credit losses is maintained at a level deemed adequate by management to absorb losses in the portfolio after evaluating the portfolio, current economic conditions, changes in the nature and the volume of the portfolio, past loss experience and other pertinent factors. Many of these factors involve a significant degree of estimation and are subject to rapid change which may be unforeseen by management. It is reasonably possible that changes in these factors could result in material adjustments to the allowance in the near term.

Property and Equipment - Property and equipment are carried at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives, primarily on the straight-line method. Estimated depreciable lives range from 3 - 8 years for furniture, equipment, software and leasehold improvements and 39 years for buildings.

Income Recognition - Interest income on all loans and advances is calculated using the simple interest method on the daily balances of principal outstanding and is recorded as earned in accordance with the terms of the related factoring agreements with clients. Accrual of interest income is discontinued on troubled loans and advances to factoring clients when the loan balance and interest receivable exceeds the estimated value of the collateral securing the loan or advance. Factoring fees are recognized generally at the time of purchase of factored receivables due to the nature of the relationship with the factoring client and the relatively short term nature of the factored receivables. The difference between the Company's income recognition policy and amortization of such fee over the service period is immaterial. Commitment/closing fees related to asset based loans are amortized over the life of the loan as an adjustment of yield.

Unallocated Credits - The Company generally notifies the payor when unidentifiable payments or portions thereof are received. If the payor does not respond within 90 days, the Company records the unallocated credits as income. The Company maintains an allowance for unallocated credits recorded as income which may be subsequently repaid based upon its historical experience.

Income Taxes - There are two components of the income tax provision, current and deferred. Current income tax provisions approximate taxes to be paid or refunded for the applicable period. Balance sheet amounts of deferred taxes are recognized on the temporary differences between the bases of assets and liabilities as measured by tax laws and their bases as reported in the financial statements. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods. Recognition of deferred tax balance sheet amounts is based on management's belief that it is more likely than not that the tax benefit associated with certain temporary differences, tax operating loss carryforwards, and tax credits will be realized. A valuation allowance is recorded for those deferred tax items for which it is more likely than not that realization will not occur. The results of operations of the Company are included in the consolidated Federal income tax return filed by UPC. UPC allocates income taxes to the Company principally calculated on a separate return basis.

Accounting for Stock Options - In October 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" which is effective for awards granted in fiscal years beginning after December 15, 1995. This standard defines a fair value-based method of measuring employee stock options or similar equity instruments. In lieu of recording the value of such options as compensation expense, companies may provide pro forma disclosures quantifying the difference between net income as prescribed by current accounting standards and the related cost measured by such fair value-based method. The Company will measure cost for stock-based compensation as prescribed by the Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees."

New Accounting Pronouncements

SFAS No. 130, "Reporting Comprehensive Income," is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Management has not evaluated the impact this statement will have on the Company's consolidated financial position and results of operations

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for financial statements for periods beginning after December 15, 1997. This statement establishes standards for the way that public companies report selected information about operating segments. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations but may have an effect on disclosure of such.


3.  RECEIVABLES

Receivables consist of the following:

                                                        December 31,
                                               1997                 1996
                                          ----------------     ---------------
Nonrecourse                                  $326,642,458        $269,812,980
Recourse                                      201,321,817         157,178,312
                                          ----------------     ---------------
Factored accounts receivables                 527,964,275         426,991,292
Loans to factoring clients                     54,029,119          27,966,757
Asset based loans                             118,793,209          36,019,543
                                          ----------------     ---------------
                                             $700,786,603        $490,977,592
                                          ================     ===============

The Company also makes advances to factoring clients. Such advance payments, which are interest earning, are recorded as reductions to the amounts due to the factoring clients for the purchase of receivables. Average funds employed (receivables less amounts due to factoring clients) were $391.0 million and $286.2 million at December 31, 1997 and December 31, 1996, respectively.

Changes in the Company's allowance for credit losses were as follows:

                                                                    Year Ended December 31,
                                                             1997             1996               1995
                                                       -------------     --------------    --------------
Beginning balance                                        $2,993,534         $2,980,778        $1,774,101
Allowance related to acquisition of
TempFunds America, Inc.                                                        100,000
Provision for credit losses                               7,250,000          3,750,000         2,234,721
Charge-offs                                             (4,597,179)        (4,402,745)       (1,625,148)
Recoveries                                                  479,004            565,501           597,104
                                                       -------------     --------------    --------------
Net charge-offs                                         (4,118,175)        (3,837,244)       (1,028,044)
                                                       -------------     --------------    --------------
Ending balance                                           $6,125,359         $2,993,534        $2,980,778
                                                       =============     ==============    ==============

The Company specifically considered approximately $430,000 and $660,000 of its client advances impaired at December 31, 1997 and December 31, 1996, respectively, and has discontinued the accrual of interest income. The allowance for credit losses related to these impaired loans for the same periods was approximately $309,000 and $30,000, respectively.


4.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                        December 31,
                                                  1997                 1996
                                           ----------------      ---------------
Land                                           $   479,581          $.  479,581
Building                                         1,518,538            1,518,538
Building improvements                              922,157              749,568
Furniture and equipment                          4,369,292            2,752,850
Computer software                                  397,215              288,930
Leasehold improvements                             230,201               76,874
                                           ----------------      ---------------
                                                $7,916,984           $5,866,341
Less accumulated depreciation                  (3,445,587)          (2,771,184)
                                           ----------------      ---------------
                                                $4,471,397          $ 3,095,157
                                           ================      ===============


5.  VARIABLE RATE ASSET-BACKED CERTIFICATES

On June 29, 1994, December 15, 1994 and July 28, 1995 Capital Factors, Inc., through its wholly owned subsidiary CF Funding Corp., issued $100,000,000, $25,000,000 and $50,000,000, respectively, of Variable Rate Asset Backed Certificates ("senior certificates") with maturity dates of December 1999, June 2000 and January 2001. The senior certificates bear an interest rate of LIBOR plus 1.25%. The interest rates on December 31, 1997 and 1996 were 7.23% and 6.86%, respectively. The senior certificates may not be redeemed prior to their stated maturity. On April 30, 1997, CF Funding Corp., issued a fourth series of variable rate asset-backed certificates ("the Variable Funding Certificates") that mature at June 2004. Unlike the previously issued Certificates which were fixed as to principal amount, the Variable Funding Certificates provide for a monthly settlement of principal, which may increase or decrease the outstanding amount. The fourth series includes the issuance of $95.25 million of senior Variable Funding Certificates and $4.75 million of senior subordinated Variable Funding Certificates which bear interest rates of LIBOR plus 0.75% and LIBOR plus 1.50%, respectively. The interest rates at December 31, 1997 were 6.73% and 7.48%, respectively, excluding annualized transaction costs of 0.17%. Interest on all certificates is payable monthly. The certificates are collateralized by interest-earning advances to factoring clients which totaled approximately $323,760,000 at December 31, 1997. Such advances are made on receivables before they are due or collected by the Company. Capital Factors, Inc., services and administers these advances and related receivables under an agreement entered into by Bankers Trust Company, as Trustee, CF Funding Corp. and Capital Factors, Inc. The senior certificates are subject to acceleration if certain collateral and net worth requirements are not maintained. Remaining deferred issuance costs of $2.1 million are being amortized over the terms of the related series. Such costs are included in other assets on the balance sheets.

Restricted Cash - CF Funding Corporation is required to maintain a cash collateral account at Bankers Trust Company, pursuant to the terms of the aforementioned agreement. Such restricted cash collateral amounted to $10,134,375 and $6,562,500 at December 31, 1997 and 1996, respectively.

6. OTHER BORROWINGS

Notes payable are summarized as follows:

                                                                                                         December 31,
                                                                                                  1997                 1996
                                                                                            ----------------     ---------------
Affiliate:
----------
A $150 million revolving line-of-credit payable to the Bank at prime ( 8.50% and 8.25% at December 31, 1997 and 1996,
respectively) with interest payable monthly. The loan matures on
demand.                                                                                       $ 111,754,000        $ 70,131,000

Non-Affiliate:
--------------
A $50,000,000 revolving loan payable to an unaffiliated bank at
LIBOR plus 2.15% (8.09% at December 31, 1997) with interest
payable monthly. The loan matures in March 1999, with automatic
1 year renewal periods.                                                                          43,600,000          15,900,000

7.95% subordinated note issued in connection with the Company's
Securitized Financings. Interest is payable monthly. The loan is
due in July 2001.                                                                                10,000,000          10,000,000
                                                                                            ----------------     ---------------
Total Other Borrowings                                                                         $165,354,000        $ 96,031,000
                                                                                            ================     ===============

Amounts borrowed under the affiliate Bank facility are subject to the Bank's overall statutory limitation on investments in and advances to subsidiaries of 10% of consolidated Bank assets. In addition to the line with the Bank, the Company entered into a $150 million unsecured line of credit with Union Planters Corporation on January 2, 1998. Indebtedness under this facility will bear interest at 0.75% below the WSJ prime rate.

Under the revolving loan payable to an unaffiliated bank, the Company has certain financial covenants and ratios, including those relating to the Company's debt to net worth, profitability and net cash flows. In February 1998, this revolving credit facility was increased to $75.0 million and the interest rate was reduced to LIBOR plus 1.25%, a decrease of 0.90%.

Supplemental information for the Company's borrowings, including the Variable Rate Asset Backed Certificates (Note 5), follows:

                                                                                 Year Ended December 31,
                                                                     1997                 1996               1995
                                                               ----------------     ----------------    --------------
Maximum amount outstanding at any month-end                      $448,464,000       $295,566,000         $221,871,000
Average borrowings                                               $346,411,000       $258,342,000         $191,264,000
Interest expense for the period                                  $ 25,708,058       $ 18,843,230         $ 15,140,324
Average interest rate                                                   7.42%              7.29%                7.92%
Average interest rate, end of period                                    7.54%              7.31%                7.57%

The aggregate maturities of total borrowings at December 31, 1997 are as follows:

Year Ending:
   1998                              $111,754,000
   1999                               143,600,000
   2000                                25,000,000
   2001                                60,000,000
   Thereafter                         100,000,000
                                   ---------------
   Total                             $440,354,000
                                   ===============

7. INCOME TAXES

The results of operations of the Company are included in the consolidated Federal income tax return filed by the Bank. UPC allocates income taxes to the Company principally calculated on a separate return basis. The Company pays to the Bank the amount of its estimated annual current tax provisions. The Company paid approximately $9,609,000, $13,620,000, and $4,929,000, for income taxes in the years ended December 31, 1997, 1996 and 1995, respectively, for income taxes related to its fiscal years ended December 31, 1997 through 1995.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of significant items comprising the Company's net deferred tax asset, which is included in other assets in the balance sheet, as of December 31, 1997 and 1996 are as follows:


                                                                        1997                    1996
                                                                 ------------------      -----------------
Deferred tax assets:
Bad debts                                                              $ 2,362,551            $ 1,154,756
Difference between book and tax basis of
property                                                                   211,343                214,115
Deferred stock option compensation                                         458,519
Deferred compensation                                                      136,466                 89,347
                                                                 ------------------      -----------------
Deferred asset                                                           3,168,879              1,458,218
                                                                 ------------------      -----------------
Deferred tax liability:
Pension costs                                                               27,524               (29,750)
Other                                                                     (31,456)               (18,900)
                                                                 ------------------      -----------------
Deferred liability                                                         (3,932)               (48,650)
                                                                 ------------------      -----------------
Net deferred asset                                                     $ 3,164,947            $ 1,409,568
                                                                 ==================      =================

The components of the provision for income taxes are as follows:

                                                      Year Ended December 31,
                                             1997               1996                 1995
                                       --------------      ---------------      --------------
Current taxes:
  Federal                                 $8,185,557          $ 6,996,887         $ 4,898,648
  State                                    1,508,334            1,003,679           1,374,101
                                       --------------      ---------------      --------------
                                           9,693,891            8,000,566           6,272,749
Deferred taxes (benefit):
  Federal and State                      (1,755,379)
                                                                 (76,610)           (399,986)
                                       --------------      ---------------      --------------
                                         $ 7,938,512          $ 7,923,956         $ 5,872,763
                                       ==============      ===============      ==============

The following is a reconciliation between the provision for income taxes included in the accompanying statements of income and the provision computed using the statutory federal tax rate:


                                                                                    Year Ended December 31,
                                             1997                         1996                        1995
                                        -------------------------    ------------------------     -----------------------
                                                          % of                     % of Pre-                      % of
                                                         Pre-tax                      tax                        Pre -tax
                                            Amount       Income          Amount      Income         Amount        Income
                                        -------------------------    ------------------------     -----------------------
Computed provision at
statutory rate                            $6,860,276       35.0%       $6,663,713     35.0%       $5,098,051       35.0%
State taxes, net of Federal
benefit                                      802,882        4.1%          678,883      3.6%          774,712        5.3%
Other                                        275,354        1.4%          581,360      3.0%
                                        -------------------------    -----------------------     ------------------------
                                          $7,938,512       40.5%       $7,923,956     41.6%       $5,872,763       40.3%
                                        =========================    ========================     =======================



8. COMMITMENTS AND OFF-BALANCE SHEET RISK

The Company is a lessee under operating leases for real estate and equipment. The real estate leases contain clauses which require additional rent for increases in operating expenses or a proportionate share of taxes and operating expenses. There are no options to renew the leases of the leased regional offices. The approximate future minimum rental payments under noncancellable leases (exclusive of additional amounts for taxes and operating expenses) as of December 31, 1997, are as follows:

Years ending December 31,
         1998                            $1,242,761
         1999                             1,242,761
         2000                               661,595
         2001                               635,540
         2002                               718,048
         Thereafter                       2,465,507
                                    ----------------
                                         $6,966,212
                                    ================



Rental expense for the years ended December 31, 1997, 1996 and 1995 was approximately $1,092,000, $745,000 and $624,000, respectively.

In the normal course of business, the Company utilizes certain financial instruments with off-balance sheet risk to meet the financing needs of its clients. These off-balance sheet activities include amounts available under the unused portion of approved customer and client credit limits, commercial letters of credit and standby letters of credit and financial guarantees. Letters of credit are issued by the Bank for the Company's clients and the Company guarantees the payment by its clients under these letters of credit. The credit and market risks associated with these financial instruments are generally managed in conjunction with the Company's balance sheet activities and are subject to normal credit policies, financial controls and risk limiting and monitoring procedures.

Credit losses may be incurred when one of the parties fails to perform in accordance with the terms of the contract. The Company's exposure to credit loss is represented by the contractual amount of the commitments to extend credit, commercial letters of credit and standby letters of credit and financial guarantees. This is the maximum potential loss of principal in the event the commitment is drawn upon and the counterparty defaults. In addition, the measurements of the risks associated with these financial instruments is meaningful only when all related and offsetting transactions are considered.

Amounts available under the unused portion of approved customer and client credit limits do not necessarily represent legally binding arrangements to factored sales or otherwise advance funds to clients. Generally, credit approvals and limits are modified or withdrawn based upon the Company's evaluation of the customer or client's credit or if the client violates the terms of the factoring agreement. Credit limits for clients and customers continually vary and do not necessarily represent future cash requirements to fund the factored sales or otherwise advance funds to clients.

Commercial letters of credit are issued to facilitate certain trade transactions, principally the purchase of goods. The risks associated with these transactions are somewhat reduced since the contracts are generally for a short commitment period. Standby letters of credit and financial guarantees are conditional commitments issued to guarantee the performance of a customer to a third party. The Company issues standby letters of credit and financial guarantees to ensure contract performance or assure payment by its clients. The risk involved in issuing standby letters of credit to clients and financial guarantees is similar to the risk involved in extending credit to clients and they are subject to the same credit approvals and monitoring procedures. At December 31, 1997 and 1996, the Company had approximately $48,684,000 and $29,294,000, respectively, of letters of credit and financial guarantees outstanding. The Company usually guarantees letters of credit and financial guarantees only for clients with which the Company has factoring arrangements. Generally, the Company requires collateral to support these commitments and the collateral held varies but may include cash, merchandise, inventory, real estate and the client's reserve balance.


9. RELATED PARTY TRANSACTIONS

The Company expensed interest payments to the Bank of $7,391,000, $5,265,000, and $4,732,000 on its $150 million revolving line of credit facility with the Bank during the periods ended December 31, 1997, 1996 and 1995, respectively.

The Bank obtained group medical, dental and life insurance coverage on behalf of the Company. Premiums are charged to the Company at the same amount as they are assessed by the insurance companies to the Bank with respect to the Company. During 1997, 1996 and 1995, the Company paid insurance premiums of $662,075, $605,277 and $527,669, respectively, for its actual portion of such insurance premiums.

The Bank provided approximately $166.5 million, $135.5 million and $130.1 million during 1997, 1996 and 1995, respectively, of letters of credit for clients of the Company. For a fee, the Company guarantees the payment by its clients under these letters of credit. Fees charged for issuance of the letters of credit are paid directly to the Bank and amounted to $605,429, $373,688, and $462,013 during 1997, 1996 and 1995, respectively.

The Company reimburses the Bank for its portion of commercial insurance expenses. Payments to the Bank for insurance expenses during 1997, 1996 and 1995 equaled $85,426, $465,513, and $149,302, respectively. In addition, the Company paid the Bank $315,635, $224,332, and $148,900, during the periods ended December 31, 1997, 1996 and 1995, respectively, for bank service charges. In addition, the Company paid the Bank $75,000 for internal audit services during 1997. The Company did not pay the Bank for internal audit services in 1996 or 1995.

Due to affiliate represents balances owed to the Bank, principally for income taxes and unpaid interest on the line of credit with the Bank.


10. CONTINGENCIES

From time to time, the Company has been a party to lawsuits and claims, including lender liability claims, which management considers incidental to normal operations. The Company believes that these matters will not materially affect its financial position or results of its operations.


11. RETIREMENT PLAN

Bancorp sponsored a noncontributory defined benefit pension plan (the "Plan") covering employees meeting certain eligibility requirements. The Company's employees are included in the Plan. The benefits are based on years of service and the employee's compensation for the five consecutive years during the last ten years of service that produce the highest average salary. The Plan provides for accumulation of full benefits equal to 1.2% of eligible compensation over a 25-year period. Full vesting will occur after completion of seven years of service. Bancorp's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. The Bank charged the Company pension costs of approximately $300,000, $283,000, and $172,090 for the years ended December 31, 1997, 1996 and 1995, respectively.

Bancorp and the Company ceased the accrual of benefits under this plan effective December 31, 1997 and is in the process of terminating the plan. At December 31, 1997 and 1996 the fair value of plan assets was $10,858,220 and $8,613,511, and consisted primarily of corporate obligations, mutual funds, U.S. Government securities and other cash equivalents. The effect of this termination by Bancorp is not expected to have a material effect on the Company's financial position or results of operations.


12. STOCK OPTION PLAN

In July 1996, the Company adopted, and later amended, a stock option plan under which 1.3 million shares of Common Stock were reserved for issuance upon exercise of stock options. The stock option plan provides for the granting of both incentive stock options and nonqualified stock options. Options granted vest 20% a year over five years and expire at the end of the tenth year. The plan also provides for the granting of stock appreciation rights.

Stock option activity in the plan is summarized as follows:

                                               Available                                Option Price           Weighted
                                               for Grant          Outstanding             per Share          Average Price
                                            --------------      ---------------       ----------------      ---------------
Balance, January 1, 1996                                0                    0
Adoption of Plan                                  800,000
Granted                                         (572,500)              572,500                  $8.50
Exercised
Canceled                                                0                    0
                                            --------------      ---------------       ----------------      ---------------
Balance, December 31, 1996                        227,500              572,500                  $8.50                $8.50
Amendment of Plan                                 500,000
Granted                                         (133,850)              133,850         $13.50-$14.875               $13.66
Exercised                                                              (3,950)                  $8.50                $8.50
Canceled                                            3,500              (3,500)
                                            --------------      ---------------       ----------------      ---------------
Balance, December 31, 1997                        597,150              698,900          $8.50-$14.875                $9.48
                                            ==============      ===============       ================      ===============

The weighted-average exercise price and the weighted-average remaining contractual life for options outstanding at December 31, 1997:

                                                       Weighted-Average
                                             -------------------------------------
                            Number of
     Range of                Options                                 Remaining
  Exercise Price            Outstanding       Exercise Price      Contractual Life        Exercisable
-------------------      ---------------     ----------------    ------------------     ---------------
       $8.50                   565,850                  $8.50             8.6 years            110,450
      $13.50                   117,050                 $13.50             9.3 years
      $14.875                   16,000                $14.875             9.3 years
                         --------------                                                 ---------------
  $8.50 - $14.875              698,900                  $9.48                                  110,450
                         ==============                                                 ===============

The Company measures compensation cost for stock based compensation as prescribed by APB 25, "Accounting for Stock Issued to Employees." All options granted in 1997 and 372,500 options granted in 1996 were granted with restrictions as to their exercise as long as the Bank owns 80% or more of the Company's outstanding shares. These options are accompanied by stock appreciation rights. In accordance with APB 25, the Company has recorded compensation expense of $1,040,000 and $149,000 for 1997 and 1996, respectively, based on the market value of the

Company's stock and the vesting schedule of such options. However, SFAS No. 123, "Accounting for Stock Based Compensation" requires pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. The fair value of the options granted in 1997 and 1996 is estimated on the date of grant using the binomial option-pricing model with the following weighted average assumptions in 1997 and 1996, respectively: dividend yield of 00.0%, expected volatility of 45.4499% and 30.00%, risk-free interest rate of 6.798% and 6.66% and expected option life of 5.0 years. The weighted average fair value of options granted in 1997 was $6.665 and $7.2822 per share, respectively, and $3.34 per share in 1996.

Had compensation cost for the Company's stock option plans been consistently determined based upon the fair value at the grant date for awards under the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would have been different as shown in the table below.

                                                  1997              1996
                                             ---------------    --------------
      Net earnings - as reported                 11,662,279        11,115,224
      Net earnings - pro forma                   11,979,609        11,098,317
      Earnings per share - as reported
         Basic                                        $0.95             $1.01
         Diluted                                      $0.93             $1.00
      Earnings per share - pro forma
         Basic                                        $0.97             $1.00
         Diluted                                      $0.95             $1.00


13. EARNINGS PER SHARE

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which became effective for reporting periods ending after December 15, 1997. Under the provisions of SFAS No. 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them more closely with the methodology used internationally. Basic earnings per share is arrived at by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is slightly different from the previously required fully diluted earnings per share method and is arrived at by dividing net earnings available to common shareholders by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and the conversion impact of convertible equity securities. The diluted earnings per share calculation for 1997 equates to what would have been reported in the fully diluted earnings per share calculation. For purposes of comparability, all prior-period earnings per share data have been restated.

The calculation of net earnings per share follows:


                                                                                  Years Ended December 31,
                                                                          1997               1996              1995
                                                                    --------------      --------------     -------------
                                                                       (Dollars in thousands, except per share data)
Basic:
Net income applicable to common shares                                11,662 ,279          11,115,224         8,693,097
Average common shares outstanding                                      12,301,315          11,044,809        10,000,000
                                                                    --------------      --------------     -------------
Net earnings per common share -- basic                                      $0.95               $1.01             $0.87
                                                                    ==============      ==============     =============
Diluted:
Net earnings applicable to common shares                               11,662,279          11,115,224         8,693,097
                                                                    --------------      --------------     -------------
Average common shares outstanding                                      12,301,315          11,044,809        10,000,000
Stock option adjustment                                                   294,955             106,034                 -
                                                                    --------------      --------------     -------------
Average common shares outstanding -- diluted                           12,596,270          11,150,843        10,000,000
                                                                    --------------      --------------     -------------
Net earnings per common share -- diluted                                    $0.93               $1.00             $0.87
                                                                    ==============      ==============     =============


14. FAIR VALUE OF FINANCIAL INSTRUMENTS

In cases where quoted market prices are not available, fair value estimates are based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows or other valuation techniques. Fair value estimates determined using other valuation techniques are significantly affected by the assumptions used and consequently may not reflect the proceeds that may be realizable from the sale of such financial instruments.

The estimated fair value disclosures related to the Company's financial instruments are as follows:

Cash: Since the Company's cash is maintained in demand deposit accounts, the carrying amount is equal to the fair value.

Accounts Receivable, Asset Based Loans, Due to/from Factoring Clients: The Company's receivables turn over quickly and interest earning advances made to clients against such receivables and loans to factoring clients carry variable interest rates based upon the prime rate and reprice as the prime rate changes. Therefore, the Company believes the carrying amounts are reasonable estimates of fair value.

Notes and Certificates Payable: The Company's notes payable are short-term in nature. All but one of the notes payable carry variable interest rates which reprice at least every 30 days. The Company holds one $10,000,000 note payable at a fixed interest rate of 7.95%. The Company believes the interest rates on the notes and certificates payable approximate rates currently available to the Company and consequently the carrying amount is a reasonable estimate of fair value.

Letters of Credit: As indicated in Note 8, the Company utilizes certain financial instruments with off-balance sheet risk to meet the financing needs of its clients. At December 31, 1997 and 1996, the Company had approximately $48,684,000 and $29,294,000, respectively, of letters of credit and financial guarantees for clients outstanding. The estimated fair value of these off-balance sheet instruments, based on discounting the fees to be charged on the unused portion of such facilities until their respective expiration dates is considered insignificant.

                              FINANCIAL INFORMATION
                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                                       June 30,                December 31,
                                                                         1998                      1997
                                                                 ---------------------    --------------------
                                                                     (Unaudited)
ASSETS
  Cash                                                                 $   39,803,773          $   41,253,904
  Restricted cash                                                           9,375,000              10,134,375
  Receivables                                                             704,865,590             700,786,603
    Unearned discounts                                                    (2,861,551)             (2,926,865)
    Allowance for credit losses                                           (6,191,867)             (6,125,359)
                                                                 ---------------------     -------------------
  Receivables, net                                                        695,812,172             691,734,379
  Property and equipment, net                                               4,321,311               4,471,397
  Other assets                                                              9,229,567               8,983,100
                                                                 ---------------------     -------------------
TOTAL                                                                  $  758,541,823          $  756,577,155
                                                                 =====================     ===================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
  Due to affiliates                                                    $      715,488          $      145,570
  Capital Factors variable rate asset-backed certificates                 253,740,158             275,000,000
  Notes payable to affiliates                                             129,411,000             111,754,000
  Other borrowings                                                         83,800,000              53,600,000
  Due to factoring clients                                                201,538,132             234,745,074
  Other liabilities                                                         8,708,141               7,150,825
                                                                 ---------------------     -------------------
    Total liabilities                                                     677,912,919             682,395,469
                                                                 ---------------------     -------------------

COMMITMENTS AND CONTINGENCIES


STOCKHOLDERS' EQUITY
  Common stock, $0.01 par value, 25,000,000
    Shares authorized; 12,304,650 issued and
    Outstanding at 6/30/98 and 12,303,950
    Issued and outstanding at 12/31/97                                        123,047                 123,040
  Additional paid-in capital                                               27,588,783              27,582,840
  Retained earnings                                                        52,917,074              46,475,806
                                                                 ---------------------     -------------------
    Total stockholders' equity                                             80,628,904              74,181,686
                                                                 ---------------------     -------------------
TOTAL                                                                  $  758,541,823           $ 756,577,155
                                                                 =====================     ===================





See accompanying notes to consolidated financial statements.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                   (Unaudited)

                                                             Three Months Ended                        Six Months Ended
                                                                  June 30,                                 June 30,
                                                     -----------------------------------     ------------------------------------
                                                          1998                1997                 1998               1997
                                                     ---------------    ----------------     ----------------    ----------------
REVENUES
Factoring fees                                         $  7,437,027         $ 7,053,027          $14,740,986        $ 13,877,404
Interest income                                          15,063,481          10,836,702           29,482,190          20,230,857
Letter of credit and other fees                           1,260,116           1,118,953            2,329,571           2,071,389
Other                                                       511,254             603,161              931,432           1,027,963
Total revenues                                           24,271,878          19,611,843           47,484,179          37,207,613
                                                     ---------------    ----------------     ----------------    ----------------

EXPENSES
Interest expense                                          6,155,371           4,704,882           12,135,720           8,553,259
Interest expense to affiliates                            2,616,053           1,337,795            5,163,336           2,803,520
Salaries and benefits                                     5,377,593           4,666,900           10,719,241           9,172,244
Provision for credit losses                               1,300,000             800,000            2,850,000           2,200,000
Occupancy and other office expenses                       1,220,386           1,154,809            2,449,889           2,108,762
Depreciation                                                276,918             215,594              552,366             391,357
Professional fees                                           435,664             378,365              752,663             680,254
Other                                                     1,233,614           1,095,338            2,322,983           2,110,999
                                                     ---------------    ----------------     ----------------    ----------------
Total expenses                                           18,615,599          14,353,683           36,946,198          28,020,395
                                                     ---------------    ----------------     ----------------    ----------------

INCOME BEFORE INCOME TAXES                                5,656,279           5,258,160           10,537,981           9,187,218

PROVISION FOR INCOME TAXES                                2,222,274           2,118,554            4,096,713           3,727,668
                                                     ---------------    ----------------     ----------------    ----------------

NET INCOME                                              $ 3,434,005         $ 3,139,606          $ 6,441,268         $ 5,459,550
                                                     ===============    ================     ================    ================

BASIC EARNINGS PER SHARE                                $      0.28         $      0.26          $      0.52         $      0.44
                                                     ===============    ================     ================    ================

DILUTED EARNINGS PER SHARE                              $      0.28         $      0.25          $      0.52         $      0.44
---------------------------------------------------- ===============    ================     ================    ================




See accompanying notes to consolidated financial statements.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOW


(Unaudited)
                                                                     Six Months Ended June 30,
                                                                     1998                1997
                                                              -----------------    ---------------
OPERATING ACTIVITIES:
Net income                                                        $  6,441,268         $ 5,459,550
Adjustments to reconcile net income to net
  cash provided by operating activities:
Depreciation                                                           552,366             391,357
Amortization of deferred costs                                         578,520             464,590
Deferred income taxes (benefit)                                      (234,203)           (609,853)
Provision for credit losses                                          2,850,000           2,200,000
Decrease (increase) in restricted cash                                 759,375         (1,567,500)
Increase in due to affiliates                                          569,918           2,666,947
Increase in other assets                                             (666,073)           (445,447)
Increase in other liabilities                                        1,557,316           1,890,826
                                                              -----------------    ----------------
Net cash provided by operating activities                           12,408,487          10,450,470
                                                              -----------------    ----------------

INVESTING ACTIVITIES:
Increase in loans to clients, net                                  (7,188,882)        (21,273,833)
Increase in asset-based loans                                     (41,278,969)        (17,342,625)
Net decrease (increase) in factoring accounts
  Receivable, net of due to factoring clients                        3,135,106        (39,669,362)
Sales of participations                                             20,159,211          16,825,635
Payments on participations                                        (14,961,202)         (3,215,066)
Purchases of property and equipment                                  (326,990)         (1,442,983)
                                                              -----------------    ----------------
Net cash used in investing activities                             (40,461,726)        (66,118,234)
                                                              -----------------    ----------------

FINANCING ACTIVITIES:
Issuance (repayment) of Senior Certificates                       (21,259,842)          43,884,515
Proceeds from exercise of stock options                                  5,950                -
Proceeds from borrowing                                            135,237,000          91,036,000
Payments on borrowing                                             (87,380,000)        (76,214,000)
Payments of deferred financing costs                                         -           (703,343)
                                                              -----------------    ----------------
Net cash provided by financing activities                           26,603,108          58,003,172
                                                              -----------------    ----------------

NET INCREASE  (DECREASE) IN CASH                                   (1,450,131)           2,335,408
CASH, BEGINNING OF PERIOD                                           41,253,904          28,101,237
                                                              -----------------    ----------------

CASH, END OF PERIOD                                              $  39,803,773        $ 30,436,645
                                                              =================    ================

SUPPLEMENTAL CASH FLOW INFORMATION
Cash payments for interest                                       $  16,099,513        $ 10,788,348
                                                              =================    ================
Cash payments for income taxes                                   $   3,387,028        $    -
                                                              =================    ================





See accompanying notes to consolidated financial statements.

                 CAPITAL FACTORS HOLDING, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  June 30, 1998

Note 1:  General

The accompanying unaudited consolidated financial statements of Capital Factors Holding, Inc. and Subsidiaries (the "Company") have been prepared on a consistent basis in conformity with the instructions to Form 10-Q and Article 10 of Regulation S-X and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the financial statements reflect all adjustments (principally consisting of normal, recurring accruals) necessary to present fairly the financial condition of the Company as of June 30, 1998 and December 31, 1997, the results of its operations for the three and six month periods ended June 30, 1998 and 1997 and its cash flows for the six months ended June 30, 1998 and 1997. All significant inter-company transactions and balances have been eliminated. The statements are unaudited except for the Consolidated Balance Sheet as of December 31, 1997.

The accounting policies followed for interim financial reporting are consistent with the accounting policies set forth in Note 2 to the Consolidated Financial Statements appearing in the Company's Form 10-K for the year ended December 31, 1997 as filed with the Securities and Exchange Commission.

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is effective for financial statements for periods beginning after December 15, 1997. This statement establishes standards for the way that public companies report selected information about operating segments. Adoption of this statement is not expected to have a material impact on the Company's consolidated financial position or results of operations but may have an effect on disclosure of such.

Note 2: Receivables

Receivables consist of the following:

                                            June 30,          December 31,
                                             1998                 1997
                                      -----------------     ---------------
Nonrecourse                              $ 361,626,323       $ 373,100,405
Recourse                                   122,835,367         154,863,870
                                      -----------------     ---------------
Factored accounts receivables              484,461,690         527,964,275
Loans to factoring clients                  60,331,721          54,029,119
Asset-based loans                          160,072,179         118,793,209
                                      -----------------     ---------------

Total Receivables                        $ 704,865,590       $ 700,786,603
                                      =================     ===============

The Company also makes advances to factoring clients. Such advance payments, which are interest earning, are recorded as reductions to the amounts due to the factoring clients for the purchase of receivables. Average funds employed (receivables less amounts due to factoring clients) were $483.1 million and $391.0 million for the six months ended June 30, 1998 and the year ended December 31, 1997, respectively.

Changes in the Company's allowance for credit losses were as follows:

                                                           Six Months Ended                                   Year Ended
                                       --------------------------------------------------------     -----------------------------
                                                            % of                         % of                              % of
                                           June 30,        Factored      June 30,      Factored       December 31,       Factored
                                            1998            Sales          1997          Sales            1997             Sales
                                       -------------     ----------  --------------    --------     ---------------      --------
Beginning balance                       $  6,125,359                  $  2,993,534                  $    2,993,534

Provision for credit losses                2,850,000         .17         2,200,000       .15             7,250,000          .22

Charge-offs                              (3,098,553)         .19       (2,256,698)       .15           (4,597,179)          .14
Recoveries                                   315,061         .02           308,655       .02               479,004          .01
                                       --------------                --------------                 ----------------
Net charge-offs                          (2,783,492)         .17       (1,948,043)       .13           (4,118,175)          .13
                                       --------------                --------------                 ----------------
Ending balance                          $  6,191,867                  $  3,245,491                  $    6,125,359
                                       ==============                ==============                 ================

The Company specifically considered approximately $1,464,000 and $430,000 of its client advances impaired at June 30, 1997 and December 31, 1997, respectively, and has discontinued the accrual of interest income. The allowance for credit losses related to these impaired loans for the same periods were approximately $350,000 and $309,000, respectively.


Note 3: Borrowings

Borrowings are summarized as follows:

                                                                                        June 30,          December 31,
                                                                                          1998                1997
                                                                                    ----------------    ----------------
Variable rate asset-backed certificates due 1999 through 2001                          $253,740,158        $275,000,000
Variable rate revolving credit line due on demand                                       129,411,000         111,754,000
Variable rate revolver loan due 1999                                                     73,800,000          43,600,000
7.95% subordinated notes due 2001                                                        10,000,000          10,000,000
                                                                                    ----------------    ----------------

Total borrowings                                                                       $466,951,158        $440,354,000
                                                                                    ================    ================



Note 4: Earnings Per Share

In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, Earnings Per Share, which became effective for reporting periods ending after December 15, 1997. Under the provisions of SFAS No. 128, primary and fully diluted earnings per share were replaced with basic and diluted earnings per share in an effort to simplify the computation of these measures and align them more closely with the methodology used internationally. Basic earnings per share is arrived at by dividing net earnings available to common shareholders by the weighted-average number of common shares outstanding and does not include the impact of any potentially dilutive common stock equivalents. The diluted earnings per share calculation method is slightly different from the previously required fully diluted earnings per share method and is arrived at by dividing net earnings available to common shareholders by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and the conversion impact of convertible equity securities. The diluted earnings per share calculation for 1998 equates to what would have been reported in the fully diluted earnings per share calculation under the previous method. For purposes of comparability, all prior-period earnings per share data have been restated.


See accompanying notes to consolidated financial statements.

The calculation of net earnings per share follows:

                                                                                        Three Months Ended June 30,
                                                                                         1998                 1997
                                                                                   ----------------     ----------------
                                                                               (Dollars in thousands, except per share data)
Basic:
Net income applicable to common shares                                               $   3,434,005        $   3,139,606
Average common shares outstanding                                                       12,304,531           12,300,000
                                                                                   ================     ================
Net income per common share - basic                                                  $        0.28        $        0.26
                                                                                   ================     ================

Diluted:
Net income applicable to common shares                                               $   3,434,005        $   3,139,606
                                                                                   ----------------     ----------------
Average common shares outstanding                                                       12,304,531           12,300,000
Stock option adjustment                                                                    163,007               54,199
                                                                                   ----------------     ----------------
Average common shares outstanding - diluted                                             12,467,538           12,354,199
                                                                                   ----------------     ----------------
Net income per common share - diluted                                                $        0.28       $         0.25
                                                                                   ================     ================

                                                                                         Six Months Ended June 30,
                                                                                         1998                 1997
                                                                                   ----------------     ----------------
                                                                               (Dollars in thousands, except per share data)
Basic:
Net income applicable to common shares                                               $   6,441,268       $    5,459,550
Average common shares outstanding                                                       12,304,273           12,300,000
                                                                                   ================     ================
Net income per common share -- basic                                                 $        0.52       $         0.44
                                                                                   ================     ================

Diluted:
Net income applicable to common shares                                               $   6,441,268       $    5,459,550
                                                                                   ----------------     ----------------
Average common shares outstanding                                                       12,304,273           12,300,000
Stock option adjustment                                                                    140,568               52,736
                                                                                   ----------------     ----------------
Average common shares outstanding -- diluted                                            12,444,841           12,352,736
                                                                                   ----------------     ----------------
Net income per common share -- diluted                                               $        0.52       $         0.44
                                                                                   ================     ================



See accompanying notes to consolidated financial statements.

                                                                      APPENDIX A







                      AGREEMENT AND PLAN OF REORGANIZATION

                                 BY AND BETWEEN

                          CAPITAL FACTORS HOLDING, INC.

                                       AND

                    UNION PLANTERS BANK, NATIONAL ASSOCIATION


                          DATED AS OF OCTOBER 19, 1998

                                TABLE OF CONTENTS

                                                                                                     PAGE
                                                                                                     ----
Parties........................................................................................A-1
Preamble.......................................................................................A-1
ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER...................................................A-1
      1.1     Merger...........................................................................A-1
      1.2     Time and Place of Closing........................................................A-1
      1.3     Effective Time...................................................................A-1
ARTICLE 2 - TERMS OF MERGER....................................................................A-2
      2.1     Articles of Incorporation........................................................A-2
      2.2     Bylaws...........................................................................A-2
      2.3     Directors and Officers...........................................................A-2
ARTICLE 3 - MANNER OF CONVERTING SHARES........................................................A-2
      3.1     Conversion of Shares.............................................................A-2
      3.2     Shares Held by CFH or UPBNA......................................................A-2
      3.3     Conversion of Stock Options......................................................A-2
ARTICLE 4 - DELIVERY OF CONSIDERATION..........................................................A-3
      4.1     Delivery Procedures..............................................................A-3
      4.2     Rights of Former CFH Shareholders................................................A-4
      4.3     UPBNA to Make Cash Available.....................................................A-4
ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF CFH..............................................A-4
      5.1     Organization, Standing, and Power................................................A-4
      5.2     Authority; No Breach By Agreement................................................A-4
      5.3     Capital Stock....................................................................A-5
      5.4     Charter Provisions...............................................................A-5
      5.5     Statements True and Correct......................................................A-5
ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF UPBNA............................................A-5
      6.1     Organization, Standing, and Power................................................A-5
      6.2     Authority; No Breach By Agreement................................................A-6
      6.3     Financing........................................................................A-6
      6.4     Statements True and Correct......................................................A-6
ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION...........................................A-6
      7.1     Affirmative Covenants of CFH.....................................................A-6
      7.2     Covenants of UPBNA...............................................................A-7
ARTICLE 8 - ADDITIONAL AGREEMENTS..............................................................A-7
      8.1     Filing Schedule 13E-3; Delivery of Plan of Merger; Information Statement.........A-7
      8.2     Filings with State Offices.......................................................A-7
      8.3     Agreement as to Efforts to Consummate............................................A-7
      8.4     State Takeover Laws..............................................................A-7
      8.5     Indemnification..................................................................A-7
      8.6     Merger Subsidiary Organization...................................................A-8
ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE..................................A-8
      9.1     Conditions to Obligations of Each Party..........................................A-8
      9.2     Conditions to Obligations of UPBNA...............................................A-8
      9.3     Conditions to Obligations of CFH.................................................A-9
ARTICLE 10 - TERMINATION.......................................................................A-9
      10.1    Termination......................................................................A-9

      10.2    Effect of Termination............................................................A-9
      10.3    Non-Survival of Representations and Covenants....................................A-10
ARTICLE 11 - MISCELLANEOUS.....................................................................A-10
      11.1    Definitions......................................................................A-10
      11.2    Expenses.........................................................................A-13
      11.3    Entire Agreement.................................................................A-13
      11.4    Amendments.......................................................................A-14
      11.5    Waivers..........................................................................A-14
      11.6    Assignment.......................................................................A-14
      11.7    Notices..........................................................................A-14
      11.8    Governing Law....................................................................A-15
      11.9    Counterparts.....................................................................A-15
      11.10   Captions.........................................................................A-15
      11.12   Interpretations..................................................................A-15
      11.13   Enforcement of Agreement.........................................................A-15
      11.14   Severability.....................................................................A-15
Signatures.....................................................................................A-16

                                LIST OF EXHIBITS

EXHIBIT NUMBER       DESCRIPTION
--------------       -----------
      1.                  Plan of Merger. (Sections 1.1, 11.1).

                      AGREEMENT AND PLAN OF REORGANIZATION


       THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of October 19, 1998, by and between CAPITAL FACTORS HOLDING, INC. ("CFH"), a corporation organized and existing under the laws of the State of Florida, with its principal office located in Boca Raton, Florida, and UNION PLANTERS BANK, NATIONAL ASSOCIATION ("UPBNA"), a national banking association organized and existing under the laws of the United States and the holder of 92.27% of the issued and outstanding common stock of CFH.


                                    PREAMBLE

          The Boards of Directors of CFH and UPBNA are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of the remaining 7.73% of the issued and outstanding common stock of CFH by UPBNA pursuant to the merger of a newly-formed, wholly-owned subsidiary of UPBNA ("Merger Sub") with and into CFH with CFH as the surviving corporation of the merger. Prior to the merger, UPBNA will contribute its shares of CFH Common Stock to Merger Sub and at the effective time of the merger, the outstanding shares of the capital stock of CFH not held by Merger Sub shall be converted into the right to receive a cash payment amount. As a result, CFH shall continue to conduct its business and operations as a wholly-owned subsidiary of UPBNA. The transactions described in this Agreement are subject to the satisfaction of certain conditions described in this Agreement.

          Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

          NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


                                    ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

          1.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into CFH in accordance with the provisions of Section 607.1104 of the FBCA (the "Merger") and with the effect provided for in Section 607.1106 of the FBCA. CFH shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Florida. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the Boards of Directors of CFH and UPBNA, and the Plan of Merger, in substantially the form of Exhibit 1, which will be approved and adopted by the Boards of Directors of CFH and Merger Sub upon the organization of Merger Sub.

          1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. Central Time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M. Central Time), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at the offices of UPBNA, in Memphis, Tennessee, or such other place as may be mutually agreed upon by the Parties.

          1.3 EFFECTIVE TIME. The Merger and other transactions contemplated by this Agreement shall become effective on the date and at the time the Florida Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Florida (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the duly authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the 30th day after the date that the Information Statement, this Agreement and the Plan of Merger are mailed to the Minority Shareholders, as provided for in Section
601.1104 of the FBCA.

                                    ARTICLE 2
                                 TERMS OF MERGER

          2.1 ARTICLES OF INCORPORATION. The Articles of Incorporation of CFH in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

          2.2 BYLAWS. The Bylaws of CFH in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

          2.3 DIRECTORS AND OFFICERS. The directors of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of CFH in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.


                                    ARTICLE 3
                           MANNER OF CONVERTING SHARES

          3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

                   (a) Each share of UPBNA Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                   (b) Each share of Merger Sub Common Stock issued and
              outstanding at the Effective Time shall be converted into and exchanged for one share of CFH Common Stock.

                   (c) Each share of CFH Common Stock (excluding shares held
              by CFH or any of its Subsidiaries or by UPBNA or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive in consideration thereof a cash payment from UPBNA in the amount of the Cash Payment Amount.

          3.2 SHARES HELD BY CFH OR UPBNA. Each of the shares of CFH Common Stock held by CFH or any of its Subsidiaries or, UPBNA, or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

          3.3 CONVERSION OF STOCK OPTIONS.

              (a) At the Effective Time, each option to purchase shares of CFH Common Stock pursuant to stock options granted by CFH under the CFH Stock Option Plan each, a ("CFH Option") held by employees of CFH or any of its Subsidiaries with an exercise price which is less than the Cash Payment Amount, which is outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume such CFH Option, in accordance with the terms of the CFH Stock Option Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee shall be substituted for CFH and the Committee of

CFH's Board of Directors (including, if applicable, the entire Board of Directors of CFH) or other independent committee administering the CFH Stock Option Plan, (ii) each CFH Option assumed by UPC may be exercised solely for shares of UPC Common Stock, (iii) the number of shares of UPC Common Stock subject to such CFH Option shall be equal to the product of (A) the number of shares of CFH Common Stock for which such CFH Option is exercisable and (B) the quotient obtained by dividing the Cash Payment Amount by the Average Closing Price and rounding down to the nearest whole share, and (iv) the per share exercise price under each such CFH Option shall be adjusted by dividing the per share exercise price under each such CFH Option by the quotient obtained by dividing the Cash Payment Amount by the Average Closing Price and rounding up to the nearest cent. Notwithstanding the clauses (iii) and (iv) of the first sentence of this Section 3.6, each CFH Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. UPC and CFH agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.


              (b) Prior to the Effective Time, each outstanding CFH Option held by non-employee directors of CFH with an exercise price which is less than the Cash Payment Amount, which is outstanding at the Effective Time, whether or not exercisable, shall be cancelled in exchange for a cash payment equal to the difference between the Cash Payment Amount and the exercise price of such option.

              (c) At the Effective Time, each outstanding CFH Option, whether or not exercisable, with an exercise price which is greater than the Cash Payment Amount, shall be cancelled with no consideration in exchange therefore.

              (d) As soon as practicable after the Effective Time, UPC shall deliver to the participants in the CFH Stock Option Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to the CFH Stock Option Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.6(a) after giving effect to the Merger), and UPC shall comply with the terms of the CFH Stock Option Plan to ensure, to the extent required by, and subject to the provisions of, the CFH Stock Option Plan, that CFH Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. As soon as practicable after the Effective Time, UPC shall file a registration statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.


                                    ARTICLE 4
                            DELIVERY OF CONSIDERATION

          4.1 DELIVERY PROCEDURES. Promptly after the Effective Time, UPBNA and the Surviving Corporation shall cause the exchange agent selected by UPBNA (the "Exchange Agent") to mail to the Minority Shareholders of CFH appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of CFH Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each Minority Shareholder promptly upon the surrender of the certificate or certificates representing such shares to the Exchange Agent, shall receive in exchange therefor the consideration provided in Section 3.1 of this Agreement (without interest thereon) pursuant to Section 4.2 of this Agreement. UPBNA shall not be obligated to deliver any cash payments to which any Minority Shareholder is entitled as a result of the Merger, until such holder surrenders such holder's certificate or certificates representing the shares of CFH Common Stock for exchange as provided in this Section 4.1, or otherwise complies with the procedures of the Exchange Agent with respect to lost, stolen, or destroyed certificates. The certificate or certificates of CFH Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither UPBNA, CFH, nor the Exchange Agent shall be liable to a holder of CFH Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

          4.2 RIGHTS OF FORMER CFH SHAREHOLDERS. At the Effective Time, the stock transfer books of CFH shall be closed as to holders of CFH Common Stock immediately prior to the Effective Time and no transfer of CFH Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate held by a Minority Shareholder theretofore representing shares of CFH Common Stock shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor.

          4.3 UPBNA TO MAKE CASH AVAILABLE. At or prior to the Effective Time, UPBNA shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the Minority Shareholders, for exchange in accordance with this Article 4, the requisite aggregate amount of the Cash Payment Amount to be paid pursuant to Sections 3.1(c) and 3.3 in exchange for outstanding shares of CFH Common Stock and CFH Options.


                                    ARTICLE 5
                      REPRESENTATIONS AND WARRANTIES OF CFH

          CFH hereby represents and warrants to UPBNA that:

          5.1 ORGANIZATION, STANDING, AND POWER. CFH is a corporation duly organized and validly existing, and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. CFH is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CFH.

          5.2 AUTHORITY; NO BREACH BY AGREEMENT.

              (a) CFH has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the Plan of Merger and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CFH. This Agreement represents a legal, valid, and binding obligation of CFH, enforceable against CFH in accordance with its terms (except in all cases as such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and
(ii) application of, and limitations on the application of, equitable principles and remedies, including limitations on the availability of the equitable remedy of specific performance or injunctive relief).

              (b) Neither the execution and delivery of this Agreement by CFH, nor the consummation by CFH of the transactions contemplated hereby, nor compliance by CFH with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of CFH's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any CFH Company under, any Contract or Permit of any CFH Company, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CFH, or violate any Law or Order applicable to any CFH Company or any of their respective material Assets where such violation would have, individually or in the aggregate, a Material Adverse Effect on CFH.

              (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation or both with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CFH, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by CFH of the Merger and the other transactions contemplated in this Agreement.

          5.3 CAPITAL STOCK. The authorized capital stock of CFH consists of:
25,000,000 shares of CFH Common Stock, of which 12,309,012 shares are issued and outstanding as of the date of this Agreement and not more than 12,309,012 shares will be issued and outstanding at the Effective Time. CFH has reserved 1,300,000 shares of CFH Common Stock for issuance under the CFH Stock Option Plan, pursuant to which options to purchase not more than 250,925 shares of CFH Common Stock are outstanding and exercisable as of the date of this Agreement. Options issued under the CFH Stock Option Plan may not be exercised without the prior consent of UPBNA as provided for in the CFH Stock Option Plan. All of the issued and outstanding shares of capital stock of CFH are duly and validly issued and outstanding and are fully paid and nonassessable under the FBCA. None of the outstanding shares of capital stock of CFH has been issued in violation of any preemptive rights of the current or past shareholders of CFH. Except as set forth above, there are no shares of capital stock or other equity securities of CFH outstanding and no outstanding Rights relating to the capital stock of CFH.

          5.4 CHARTER PROVISIONS. Each CFH Company has taken all action so that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws, or other governing instruments of any CFH Company or restrict or impair the ability of UPBNA or Merger Sub to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any CFH Company that may be directly or indirectly acquired or controlled by it.

          5.5 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by any CFH Company or any Affiliate thereof for inclusion in the
Schedule 13E-3 or the Information Statement to be mailed to CFH shareholders, and any other documents to be filed with the SEC in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Information Statement, when mailed to the shareholders of CFH, contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.


                                    ARTICLE 6
                     REPRESENTATIONS AND WARRANTIES OF UPBNA

UPBNA hereby represents and warrants to CFH as follows:

          6.1 ORGANIZATION, STANDING, AND POWER. UPBNA is a national banking association duly organized, validly existing, and in good standing under the Laws of the United States, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its material Assets. UPBNA is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPBNA.

          6.2 AUTHORITY; NO BREACH BY AGREEMENT.

              (a) UPBNA has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of UPBNA. This Agreement represents a legal, valid, and binding obligation of UPBNA, enforceable against UPBNA in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

              (b) Neither the execution and delivery of this Agreement by UPBNA, nor the consummation by UPBNA of the transactions contemplated hereby, nor compliance by UPBNA with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of UPBNA's Articles of Association or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of UPBNA, or any Contract or Permit of UPBNA, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPBNA, or violate any Law or Order applicable to UPBNA or any of its material Assets.

              (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation, or both, with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPBNA or Merger Sub, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by UPBNA of the Merger and the other transactions contemplated in this Agreement.

          6.3 FINANCING. At the Effective Time, UPBNA will have funds sufficient to enable it to carry out its obligations under this Agreement.

          6.4 STATEMENTS TRUE AND CORRECT. None of the information supplied or to be supplied by UPBNA or any Affiliate thereof for inclusion in the Schedule 13E-3 or the Information Statement to be mailed to CFH shareholders, and any other documents to be filed with the SEC in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Information Statement, when mailed to the shareholders of CFH, contain any misstatement of material fact, or omit to state any material fact required to be stated thereunder or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.


                                    ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

          7.1 AFFIRMATIVE COVENANTS OF CFH. Unless the prior written consent of a duly authorized officer of UPBNA shall have been obtained, and except as otherwise expressly contemplated herein, CFH shall and shall cause each of its Subsidiaries to, from the date of this Agreement until the Effective Time or termination of this Agreement, (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact in all material respects its business organization and Assets and maintain its rights and franchises, (iii) take no action which would (x) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby or (y) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement, and (iv) take no action to issue or authorize the issuance of any shares of CFH Common Stock or CFH Options.

          7.2 COVENANTS OF UPBNA. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, UPBNA covenants and agrees that it shall and shall cause each of its Subsidiaries to take no action which would (i) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby, or (ii) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.


                                    ARTICLE 8
                              ADDITIONAL AGREEMENTS

          8.1 FILING SCHEDULE 13E-3; DELIVERY OF PLAN OF MERGER; INFORMATION STATEMENT. As soon as reasonably practicable after the execution of this Agreement, UPBNA shall prepare and file the Schedule 13E-3. UPBNA shall also promptly prepare and mail the Information Statement to the Minority Shareholders with a copy of this Agreement and the Plan of Merger, and CFH shall furnish to UPBNA all information concerning CFH and the CFH Companies that UPBNA may reasonably request in connection with such Information Statement.

          8.2 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, CFH shall execute and file the Florida Articles of Merger with the Secretary of State of the State of Florida.

          8.3 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

          8.4 STATE TAKEOVER LAWS. Each CFH Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, if applicable, or if necessary, challenge, the applicability of Section 607.0901 of the FBCA.

          8.5 INDEMNIFICATION.

              (a) For a period of six years after the Effective Time, UPBNA shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors, officers, employees, and agents of each of the CFH Companies (each, an "Indemnified Party") against all Liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the full extent permitted under Florida Law and by CFH's Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation, provided, however, that the indemnification provided by this Section 8.5(a) shall not apply to any claim against an Indemnified Party if such Indemnified Party knew of the existence of the claim and failed to make a good faith effort to require CFH to notify its director and officer liability insurance carrier of the existence of such claim prior to the Effective Time, and provided, further, that all rights to indemnification in respect of any claim (a "claim") made in writing received by UPBNA within such six-year period provided hereby shall continue until final disposition of the claim. Without limiting the foregoing, in any case in which approval is required to effectuate any indemnification, the determination of any such approval shall be made, at the election of the Indemnified Party, by independent counsel mutually agreed upon between UPBNA and the Indemnified Party.

              (b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 8.5, upon learning of any such Liability or Litigation, shall promptly notify UPBNA thereof. In the event of



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

any such Litigation (whether arising before or after the Effective Time), (i) UPBNA or CFH shall have the right to assume the defense thereof and UPBNA shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if UPBNA or CFH elects not to assume such defense or counsel for the Indemnified Parties advises in writing that there are material substantive issues which raise conflicts of interest between UPBNA or CFH and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and UPBNA or CFH shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that (i) UPBNA shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate (to the extent reasonably appropriate under the circumstances) in the defense of any such Litigation, and (iii) UPBNA shall not be liable for any settlement effected without its prior written consent; and provided further that UPBNA shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

          8.6 MERGER SUB ORGANIZATION. UPBNA shall organize Merger Sub under the Laws of the State of Florida. Prior to the Effective Time, the outstanding capital stock of Merger Sub shall consist of 1,000 shares of Merger Sub Common Stock, all of which shares shall be owned by UPBNA. Prior to the Effective Time, Merger Sub shall not (i) conduct any business operations whatsoever or (ii) enter into any Contract or agreement of any kind, acquire any assets or incur any Liability, except as may be specifically contemplated by this Agreement or the Plan of Merger or as the Parties may otherwise agree.


                                    ARTICLE 9
                CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

          9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.5 of this Agreement:

              (a) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of UPBNA would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement to UPBNA that, had such condition or restriction been known, UPBNA would not, in its reasonable judgment, have entered into this Agreement.

              (b) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

              (c) OPINION OF FINANCIAL ADVISOR. The Parties shall have received an opinion of Stifel Nicolaus & Company, Inc., which shall not have been withdrawn, to the effect that the Cash Payment Amount is fair to the Minority Shareholders from a financial point of view.

          9.2 CONDITIONS TO OBLIGATIONS OF UPBNA. The obligations of UPBNA to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by UPBNA pursuant to 11.5(a) of this Agreement:


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

              (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of CFH set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of CFH set forth in Section 5.3 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of CFH set forth in this Agreement (including the representations and warranties set forth in Section 5.3 of the Agreement) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on CFH; provided that for purposes of this sentence only those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

              (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of CFH to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

          9.3 CONDITIONS TO OBLIGATIONS OF CFH. The obligations of CFH to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by CFH pursuant to Section 11.5 (b) of this Agreement:

              (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of UPBNA set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). There shall not exist inaccuracies in the representations and warranties of UPBNA set forth in this Agreement such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on UPBNA; provided that for purposes of this sentence only those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

              (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of UPBNA to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.


                                   ARTICLE 10
                                   TERMINATION

          10.1 TERMINATION. Notwithstanding any other provision of this Agreement, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

              (a) By mutual consent of the Board of Directors of UPBNA and the Board of Directors of CFH; or

              (b) By the Board of Directors of either Party, if there shall be enacted any Law that makes consummation of the Merger illegal or otherwise prohibited or if any Order enjoining either Party from consummating the Merger is entered and such order shall become final and nonappealable.

          10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, and neither Party shall have any claim or legal right to redress, whether for breach of contract or otherwise, as a result of a breach of any representation, warranty, covenant, or condition of this Agreement, except that the provisions of this Section 10.2 shall survive any such termination and abandonment.

          10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3, Articles 2, 3, 4, and 11 of this Agreement, and Section 8.5 of this Agreement.


                                   ARTICLE 11
                                  MISCELLANEOUS

          11.1 DEFINITIONS. Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

               "AGREEMENT" shall mean this Agreement and Plan of Reorganization, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

               "AVERAGE CLOSING PRICE" shall mean the average of the closing prices of UPC Common Stock on the NYSE (as reported by the Wall Street Journal or, if not reported thereby, another authoritative source chosen by UPBNA) during the ten full trading day period ending on the last full trading day immediately prior to the Effective Time.

               "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character, and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.


               "CFH COMMON STOCK" shall mean the $0.01 par value common stock of CFH.

               "CFH COMPANIES" shall mean, collectively, CFH and all Subsidiaries of CFH.

               "CFH OPTION" shall have the meaning ascribed to it in Section 3.3 of this Agreement.

               "CFH STOCK OPTION PLAN" shall mean the existing stock option plan of CFH.

               "CASH PAYMENT AMOUNT" shall mean an amount in cash equal to $17.50.

               "CLOSING" shall mean the closing of the transactions contemplated hereby, as described in Section 1.2 of this Agreement.

               "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

               "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

               "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of


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

       any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order, or Permit where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

               "EFFECTIVE TIME" shall have the meaning ascribed to it in Section
       1.3 of this Agreement.

               "FBCA" shall mean the Florida Business Corporation Act.

               "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

               "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

               "INFORMATION STATEMENT" shall mean the disclosure statement to be delivered to the Minority Shareholders.

               "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

               "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any of the Regulatory Authorities.

               "LIABILITY" shall mean any direct or indirect, primary or secondary liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute, or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

               "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property or other Taxes not yet due and payable, (ii) such imperfections of title and encumbrances, if any, as do not materially detract from the value or interfere with the present use of any of such Party's Assets, (iii) for depository institution Subsidiaries of a Party, pledges to secure deposits, and other Liens incurred in the ordinary course of the banking business, and (iv) Liens that arise by operation of Law with respect to Liabilities that are not delinquent or are being contested in good faith.

               "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative, or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information about a potential claim relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

               "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

               "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "material adverse effect" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to the parties, (c) expenses incurred by CFH and CFH Companies in connection with the transactions contemplated by this Agreement, (d) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (e) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

               "MERGER" shall have the meaning ascribed to it in Section 1.1 of this Agreement.

               "MERGER SUB" shall mean the corporation to be formed as a wholly-owned subsidiary of UPBNA, organized and existing under the Laws of the State of Florida.

               "MERGER SUB COMMON STOCK" shall mean the $1.00 par value common stock of Merger Sub.

               "MINORITY SHAREHOLDERS" shall mean all holders of CFH Common Stock other than UPBNA and Merger Sub.

               "NASD" shall mean the National Association of Securities Dealers, Inc.

               "NYSE" shall mean the New York Stock Exchange, Inc.

               "1933 ACT" shall mean the Securities Act of 1933, as amended.

               "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

               "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

               "PARTY" shall mean either CFH or UPBNA, and "PARTIES" shall mean both CFH and UPBNA.

               "PERMIT" shall mean any federal, state, and local governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

               "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

               "PLAN OF MERGER" shall mean the Plan of Merger between CFH and Merger Sub in substantially the form of Exhibit 1.

               "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

               "SCHEDULE 13E-3" shall mean the Schedule 13E-3 to be filed by UPBNA relating to the Merger as required by the 1934 Act.

               "SEC" shall mean the United States Securities and Exchange Commission.

               "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

               "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

               "SURVIVING CORPORATION" shall mean CFH as the Surviving Corporation resulting from the Merger.

               "TAX" or "TAXES" shall mean all federal, state, and local taxes, charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, foreign government or subdivision or agency thereof, including any interest, penalties or additions thereto.

               "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

               "UPBNA COMMON STOCK" shall mean the $10.00 par value common stock of UPBNA.

Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

          11.2 EXPENSES.

               (a) Except as otherwise provided in this Section 11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, fees, and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that UPBNA shall bear and pay the filing fees payable in connection with the Schedule 13E-3 and the fees of Stifel Nicolaus & Company, Inc..

               (b) Nothing contained in this Section 11.2 shall constitute or shall be deemed to constitute liquidated damages for the willful and knowing breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

          11.3 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the confidentiality agreement between the Parties, which shall remain in effect.

Except as contemplated by Articles 3 and 4 of this Agreement and Section 8.5 of this Agreement, nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

          11.4 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties.

          11.5 WAIVERS.

               (a) Prior to or at the Effective Time, UPBNA, acting through its Board of Directors, chief executive officer, vice chairman, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by CFH, to waive or extend the time for the compliance or fulfillment by CFH of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of UPBNA under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of UPBNA except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

               (b) Prior to or at the Effective Time, CFH, acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by UPBNA, to waive or extend the time for the compliance or fulfillment by UPBNA of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of CFH under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of CFH except that any unfulfilled conditions shall be deemed to have been waived at the Effective Time.

               (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

          11.6 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assigns.

          11.7 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

    CFH:                   CAPITAL FACTORS HOLDING, INC.
                           Suite 500
                           East Palmetto Park Road
                           Boca Raton, Florida  33432
                           Telecopy Number: (561) 347-6207
                           Attention: Dennis McDermott
                                      Executive Vice President and Chief
                                  Financial Officer

    Copy to Counsel:       MILBANK, TWEED, HADLEY & MCCLOY
                           1 Chase Manhattan Plaza
                           New York, New York  10005-1401
                           Telecopy Number:  (212) 530-5219
                                      Attention:  John T. O'Connor

    UPBNA:                 UNION PLANTERS BANK, NATIONAL ASSOCIATION
                           7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                           Telecopy Number:  (901) 580-2939
                           Attention: Jackson W. Moore
                                      President and Chief Operating Officer

    Copy to Counsel:       UNION PLANTERS CORPORATION
                           7130 Goodlett Farms Parkway
                           Memphis, Tennessee  38018
                           Telecopy Number:  (901) 580-2939
                           Attention: E. James House, Jr.
                                      Manager, Legal Division

          11.8 GOVERNING LAW. Except to the extent the laws of the State of Florida apply to the Merger, this Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws.

          11.9 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

          11.10 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

          11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties.

          11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

          11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

          IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

ATTEST:                                         CAPITAL FACTORS HOLDING, INC.


By:        /s/ Dennis A. McDermott         By:      /s/ John W. Kiefer
    -----------------------------------         -----------------------------
    Dennis A. McDermott                         John W. Kiefer
    Executive Vice President and                President and Chief Executive
          Financial Officer                       Officer

[CORPORATE SEAL]

                                                UNION PLANTERS BANK, NATIONAL
                                                ASSOCIATION

By:       /s/ E. James House, Jr.          By:     /s/ Jackson W. Moore
    -----------------------------------         -----------------------------
    E. James House, Jr.                         Jackson W. Moore
    Secretary                                   President and Chief Operating
                                                  Officer

[CORPORATE SEAL]

                                                                      APPENDIX B



                                 PLAN OF MERGER

                                       OF

                          CFH ACQUISITION COMPANY, INC.

                                  WITH AND INTO

                          CAPITAL FACTORS HOLDING, INC.


          Pursuant to this Plan of Merger ("Plan of Merger) CFH ACQUISITION COMPANY, INC., a corporation organized and existing under the laws of the State of Florida ("Merger Sub"), will be merged with and into CAPITAL FACTORS HOLDING, INC., a corporation organized and existing under the laws of the State of Florida ("CFH").


                                    ARTICLE 1
                                   DEFINITIONS

          Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

          1.1 "ARTICLES OF MERGER" shall mean the Articles of Merger to be executed by Merger Sub and CFH and filed with the Secretary of State of the State of Florida relating to the merger of Merger Sub with and into UPC as contemplated by Section 2.1 of this Plan of Merger.

          1.2 "CASH PAYMENT AMOUNT" shall mean an amount in cash equal to $17.50.

          1.3 "CFH COMMON STOCK" shall mean the $.01 par value common stock of CFH.

          1.4 "CLOSING" shall mean the Closing of the transactions contemplated hereby, as described in Section 2.2 of this Plan of Merger.

          1.5 "EFFECTIVE TIME" shall have the meaning ascribed to it in Section
2.3 of this Plan of Merger.

          1.6 "FBCA" shall mean the Florida Business Corporation Act.

          1.7 "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, liabilities, or business, including those promulgated, interpreted, or enforced by any federal or state regulatory agencies having jurisdiction over a person or its subsidiaries.

          1.8 "MERGER" shall have the meaning ascribed to it in Section 2.1 of this Plan of Merger.

          1.9 "MERGER AGREEMENT" shall mean that certain Agreement and Plan of Reorganization by and between UPBNA and CFH.

          1.10 "MERGER SUB COMMON STOCK" shall mean the $1.00 par value common stock of Merger Sub.

          1.11 "SURVIVING CORPORATION" shall refer to CFH as the surviving corporation resulting from the Merger.

          1.12 "UPBNA" shall mean Union Planters Bank, National Association.

          1.13 "UPBNA COMMON STOCK" shall mean the $10.00 par value common stock of UPBNA.


                                    ARTICLE 2
                        TRANSACTIONS AND TERMS OF MERGER

          2.1 MERGER. Subject to the terms and conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into CFH in accordance with the provisions of Section 607.1104 of the FBCA (the "Merger") and with the effect provided for in Section 607.1106 of the FBCA. CFH shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Florida. The Merger shall be consummated pursuant to the terms of the Merger Agreement, which has been approved and adopted by the Boards of Directors of CFH and UPBNA, and this Plan of Merger, which has been approved and adopted by the Boards of Directors of CFH and Merger Sub.

          2.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. Central Time on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M. Central Time), or at such other time as the Parties, acting through their duly authorized officers, may mutually agree. The place of Closing shall be at the offices of UPBNA, in Memphis, Tennessee, or such other place as may be mutually agreed upon by the parties to the Merger Agreement.

          2.3 EFFECTIVE TIME. The Merger and other transactions contemplated by the Merger Agreement and this Plan of Merger shall become effective on the date and at the time the Florida Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Florida (the "Effective Time").


                                    ARTICLE 3
                                 TERMS OF MERGER

          3.1 ARTICLES OF INCORPORATION. The Articles of Incorporation of CFH in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

          3.2 BYLAWS. The Bylaws of CFH in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation after the Effective Time until otherwise amended or repealed.

          3.3 DIRECTORS AND OFFICERS. The directors of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of CFH in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

                                   ARTICLE 4
                           MANNER OF CONVERTING SHARES

          5.1 CONVERSION OF SHARES. Subject to the provisions of Article 3 of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

              (a) Each share of UPBNA Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

              (b) Each share of Merger Sub Common Stock issued and outstanding at the Effective Time shall be converted into and exchanged for one share of CFH Common Stock.

              (c) Each share of CFH Common Stock (excluding shares held by
          CFH or any of its Subsidiaries or by UPBNA or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding immediately prior to the Effective Time shall be cancelled and converted into the right to receive in consideration thereof a cash payment from UPBNA in the amount of the Cash Payment Amount.

          5.2 SHARES HELD BY CFH OR UPBNA. Each of the shares of CFH Common Stock held by CFH or any of its Subsidiaries or, UPBNA, or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.


                                    ARTICLE 6
                                  MISCELLANEOUS

          6.1 CONDITIONS PRECEDENT. Consummation of the Merger by Merger Sub shall be conditioned on the satisfaction of, or waiver by UPBNA of the conditions precedent to the Merger set forth in Sections 9.1 and 9.2 of the Merger Agreement. Consummation of the Merger by CFH shall be conditioned on the satisfaction of, or waiver by CFH of, the conditions precedent to the Merger set forth in Sections 9.1 and 9.3 of the Merger Agreement.

          6.2 TERMINATION. This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto as provided in Article 10 of the Merger Agreement.

          6.3 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be an original; but all of such counterparts together shall constitute one and the same instrument.

          IN WITNESS WHEREOF, each of the parties has caused this Plan of Merger to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto duly authorized all as of the ____ day of ________, 1998.


                                            CFH ACQUISITION COMPANY, INC.

[CORPORATE SEAL]
                                            By:
                                                --------------------------------
                                                 ---------------
                                                 ---------------


ATTEST:
       -----------------------
         ----------------
         ----------------




                                            CAPITAL FACTORS HOLDING, INC.


[CORPORATE SEAL]
                                            By:
                                                --------------------------------
                                                 --------------
                                                 --------------

ATTEST:
       -----------------------
         ----------------
         ----------------

                                                                      APPENDIX C

            [STIFEL, NICOLAUS & COMPANY, INCORPORATED LETTERHEAD]



                                October 16, 1998



THE BOARD OF DIRECTORS                             THE BOARD OF DIRECTORS
UNION PLANTERS BANK, NATIONAL ASSOCIATION          CAPITAL FACTORS HOLDING, INC.

Gentlemen:

          We understand that Capital Factors Holding, Inc. (the "Company") and Union Planters Bank, National Association ("UPBNA") propose to enter into an Agreement and Plan of Reorganization (the "Merger Agreement"). Pursuant to the Merger Agreement, UPBNA proposes to form a wholly-owned subsidiary ("Merger Sub") to which it will contribute the shares of the common stock of the Company (the "Common Stock") owned by it and then merge (the "Merger") Merger Sub with and into the Company. Upon consummation of the Merger, all of the issued and outstanding shares of the Common Stock will be cancelled and each holder of Common Stock other than UPBNA or Merger Sub will receive $17.50 in cash (the "Cash Consideration") in exchange for each share of Common Stock held by such holder immediately prior to consummation of the Merger. We understand that approximately 92% of the outstanding shares of Common Stock are currently owned by UPBNA.

          You have asked for our opinion as investment bankers, as of the date hereof, as to whether the Cash Consideration to be received by the holders of Common Stock (other than the Common Stock owned directly or indirectly by UPBNA or Merger Sub) pursuant to the Merger is fair to such shareholders from a financial point of view. As you are aware, we did not set or recommend the amount of the Cash Consideration, and we were not retained to nor did we advise the Company with respect to alternatives to the Merger or the Company's underlying decision to proceed with or effect the Merger. Further, we were not requested to nor did we solicit or assist the Company in soliciting indications of interest from third parties for all or any part of the Company.

          In connection with our opinion, we have, among other things:

            1. Reviewed certain publicly available financial and other data with respect to the Company, including its consolidated financial statements, for the 1997, 1996 and 1995 fiscal years and interim periods to June 30, 1998, and certain other relevant financial and operating data relating to the Company made available to us from published sources and from internal records of the Company;

            2. Reviewed the financial terms and conditions set out in the drafts distributed on October 13 of the Merger Agreement, the Information Statement and Schedule 13E-3 Transaction Statement with respect to the Merger;

            3. Reviewed certain publicly available information concerning the trading of, and the trading market for, the Company's Common Stock, including the prices of certain recent purchases of large blocks of the Company's shares from institutional investors by UPBNA;

            4. Compared the Company from a financial point of view with certain other companies in the factoring and commercial finance industries, the securities of which are publicly traded;

            5. Considered the financial terms, to the extent publicly available, of selected recent business combinations involving companies in the factoring and commercial finance industries which we deemed to be comparable, in whole or in part, to the Company;

            6. Considered the financial terms, to the extent publicly available, of selected recent business combinations whereby the buyer owned 75% or more of the capital stock of the seller prior to the combination and as a result of the combination owned 100% of the capital stock of the seller following the combination, which we deemed to be comparable, in whole or in part, to the Merger;

            7. Reviewed and discussed with representatives of management of the Company certain information of a business and financial nature regarding the Company, furnished to us by them, including financial forecasts and related assumptions prepared by management of the Company;

            8. Utilizing the information and forecasts furnished by the Company, in consultation with the Company's management and with the Company's advice and consent, created a 5-year financial projection for use in preparing our opinion;
            9. Performed such other analysis and examinations as we deemed appropriate.

          We have relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification, and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. With respect to the financial projections for the years 1998 through 2003 which we developed based on certain forecasts, information and assumptions provided by management and with management's advice and your consent to use such projections in our analysis, we have assumed that the forecasts, information, and assumptions and guidance provided by management have been reasonably prepared and reflect the best currently available estimates and judgement of the Company's management at the time of preparation, and that they and the projections provide a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with a view toward public disclosure. In addition, such forecasts and projections were based upon numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such forecasts and projections. With your consent, we have assumed no responsibility or liability for such forecasts or projections. We also assumed that there have been no material changes in the Company's assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us and that the aggregate allowances for loan losses are in the aggregate adequate to cover all such losses. We did not make or obtain any independent evaluation, appraisal, or physical inspection of the Company's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of the Company. With your permission we have assumed no responsibility for any legal and accounting matters relating to UPBNA, the Company, the Merger and the Merger Agreement. We assumed that the Merger will be consummated in a manner that complies in all respects with the applicable provisions of the Exchange Act, and all other applicable federal and state statutes, rules and regulations. In arriving at our opinion, we have not conducted a physical inspection of the properties or facilities of the Company. We have not made or obtained any evaluations or appraisals of the assets or liabilities (contingent or otherwise) of the Company, nor were we furnished with any such appraisals. Our opinion is necessarily based upon market, economic and other conditions as they exist and can only be evaluated as of the date of this letter.

          We have performed various investment banking services for Union Planters Corporation, the parent of UPBNA, from time to time in the past, and expect to render such services to Union Planters Corporation and its subsidiaries and affiliates in the future.

          Based upon and subject to the foregoing and in reliance thereon, it is our opinion as of the date hereof as investment bankers that the Cash Consideration to be received by the holders of Common Stock (other than Common Stock owned directly or indirectly by UPBNA or Merger Sub) as a result of the Merger is fair to such shareholders from a financial point of view.

          This opinion is directed to the Boards of Directors of UPBNA and the Company for their consideration in connection with the financial aspects of the Merger and is not a recommendation to any director as to how such director should vote with respect to the Merger. Further, this opinion addresses only the fairness


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

from a financial point of view of the Cash Consideration to be received by the holders of Common Stock (other than shares of Common Stock owned directly or indirectly by UPBNA or Merger Sub) and does not address the relative merits of the Merger and any effect the Merger may have on the Company or any other aspect of the Merger. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company, any of its assets or minority shares. The Company is authorized to disclose in full and refer to this opinion in any information statement or proxy statement prepared in connection with the Merger, provided that we expressly approve all statements in such documents relating to this opinion. The Company may not disclose, quote, use or refer to this opinion in any manner for any other purpose without our express prior written consent.

                                   Sincerely,

                                   /s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED

                                   STIFEL, NICOLAUS & COMPANY, INCORPORATED









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